UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, December 2016
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three and Nine Months Ended November 30, 2016.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended November 30, 2016.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File No. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636). August 20, 2015 (File No. 333-206480), and on February 12, 2016 (File No. 333-209525).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions) (unaudited)
Consolidated Balance Sheets

	As at
	November 30, 2016	February 29, 2016
Assets
Current
Cash and cash equivalents	$830	$957
Short-term investments	459	1,420
Accounts receivable, net	199	338
Other receivables	41	51
Inventories	44	143
Income taxes receivable	19	—
Other current assets	67	102
Assets held for sale	87	257
	1,746	3,268
Long-term investments	269	197
Restricted cash and cash equivalents	51	50
Property, plant and equipment, net	105	155
Goodwill	559	618
Intangible assets, net	621	1,213
Deferred income tax asset	—	33
	$3,351	$5,534
Liabilities
Current
Accounts payable	$99	$270
Accrued liabilities	273	368
Income taxes payable	—	9
Deferred revenue	272	392
	644	1,039
Long-term debt	607	1,277
Deferred income tax liability	8	10
	1,259	2,326
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 529,962,147 voting common shares (February 29, 2016 - 521,172,271)	2,498	2,448
Retained earnings (deficit)	(391)	768
Accumulated other comprehensive loss	(15)	(8)
	2,092	3,208
	$3,351	$5,534
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance as at February 29, 2016	$2,448	$768	$(8)	$3,208
Net loss	—	(1,159)	—	(1,159)
Other comprehensive loss	—	—	(7)	(7)
Shares issued:
Stock-based compensation	45	—	—	45
Exercise of stock options	1	—	—	1
Employee share purchase plan	4	—	—	4
Balance as at November 30, 2016	$2,498	$(391)	$(15)	$2,092
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data) (unaudited)

Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Revenue	$289	$548	$1,023	$1,696
Cost of sales
Cost of sales	94	303	432	932
Inventory write-down	2	9	146	33
	96	312	578	965
Gross margin	193	236	445	731
Operating expenses
Research and development	75	100	249	361
Selling, marketing and administration	145	177	416	542
Amortization	43	68	141	200
Impairment of goodwill	—	—	57	—
Impairment of long-lived assets	—	—	501	—
Write-down of assets held for sale	42	—	165	—
Debentures fair value adjustment	2	(5)	40	(390)
	307	340	1,569	713
Operating income (loss)	(114)	(104)	(1,124)	18
Investment loss, net	(4)	(16)	(35)	(44)
Loss before income taxes	(118)	(120)	(1,159)	(26)
Recovery of income taxes	(1)	(31)	—	(56)
Net income (loss)	$(117)	$(89)	$(1,159)	$30
Earnings (loss) per share
Basic	$(0.22)	$(0.17)	$(2.21)	$0.06
Diluted	$(0.22)	$(0.17)	$(2.21)	$(0.46)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Net income (loss)	$(117)	$(89)	$(1,159)	$30
Other comprehensive income (loss)
Net change in unrealized losses on available-for-sale investments	(2)	(1)	(5)	(2)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax recovery of nil for the three and nine months ended (November 28, 2015 - income tax recovery of nil and $2 million)	(2)	(1)	2	(2)
Amounts reclassified to net income (loss) during the period for derivatives designated as cash flow hedges, net of income tax recovery of nil for the three and nine months ended (November 28, 2015 - income taxes of nil and $2 million)	—	6	(2)	22
Foreign currency translation adjustment	(3)	(4)	(2)	(13)
Other comprehensive income (loss)	(7)	—	(7)	5
Comprehensive income (loss)	$(124)	$(89)	$(1,166)	$35
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions) (unaudited)

Consolidated Statements of Cash Flows

	Nine Months Ended
	November 30, 2016	November 28, 2015
Cash flows from operating activities
Net income (loss)	$(1,159)	$30
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	182	489
Deferred income taxes	32	(67)
Stock-based compensation	45	42
Loss on disposal of property, plant and equipment	5	46
Impairment of goodwill	57	—
Impairment of long-lived assets	501	—
Write-down of assets held for sale	165	—
Other-than-temporary impairment on cost-based investments	8	—
Debentures fair value adjustment	40	(390)
Other	6	23
Net changes in working capital items:
Accounts receivable, net	139	158
Other receivables	10	54
Inventories	99	(22)
Income taxes receivable, net	(19)	157
Other current assets	31	222
Accounts payable	(171)	13
Income taxes payable	(9)	—
Accrued liabilities	(84)	(281)
Deferred revenue	(120)	(217)
Net cash provided by (used in) operating activities	(242)	257
Cash flows from investing activities
Acquisition of long-term investments	(429)	(275)
Proceeds on sale or maturity of long-term investments	215	141
Acquisition of property, plant and equipment	(14)	(25)
Proceeds on sale of property, plant and equipment	4	—
Acquisition of intangible assets	(28)	(43)
Business acquisitions, net of cash acquired	(5)	(689)
Acquisition of short-term investments	(901)	(2,091)
Proceeds on sale or maturity of short-term investments	1,987	2,674
Conversion of cost-based investment to equity securities	10	—
Unrealized loss in equity securities	(2)	—
Net cash provided by (used in) investing activities	837	(308)
Cash flows from financing activities
Issuance of common shares	5	3
Payment of contingent consideration from business acquisitions	(15)	—
Common shares repurchased	—	(57)
Effect of foreign exchange gains on restricted cash and cash equivalents	(3)	—
Transfer from restricted cash and cash equivalents	2	4
Repurchase of 6% Debentures	(1,315)	—
Issuance of 3.75% Debentures	605	—
Net cash used in financing activities	(721)	(50)
Effect of foreign exchange loss on cash and cash equivalents	(1)	(9)
Net decrease in cash and cash equivalents during the period	(127)	(110)
Cash and cash equivalents, beginning of period	957	1,233
Cash and cash equivalents, end of period	$830	$1,123
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended February 29, 2016 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three and nine months ended November 30, 2016 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2017.
Effective in the fourth quarter of fiscal 2016, the Company changed its fiscal year from a 52 or 53-week year ending the last Saturday in February or the first Saturday in March to a calendar basis ending the last day of February. The operating results for the three months ended November 30, 2016, therefore, comprise 91 days, which is the same as the comparative three months ended November 28, 2015.
Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
In the first quarter of fiscal 2017, the Company internally reorganized into multiple reporting units and, as a result, the Chief Operating Decision Maker (“CODM”), who is the Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company using three operating segments comprising of these reporting units. The Company was previously organized as a single operating segment. As a result of the internal reporting reorganization, the Company is organized and managed as three reportable operating segments: Software & Services, Mobility Solutions, and Service Access Fees (“SAF”), as further discussed in Note 14.
Significant Accounting Policies and Critical Accounting Estimates
There have been no material changes to the Company’s accounting policies or critical accounting estimates from those described in the Annual Financial Statements.
Assets Held For Sale
When certain criteria are met, the Company reclassifies assets and related liabilities as held for sale at the lower of their carrying value or fair value less costs to sell and, if material, presents them separately on the Company’s consolidated balance sheets. If the carrying value exceeds the fair value less costs to sell, a loss is recognized. If the plan to sell an asset includes a leaseback arrangement for which the Company will retain more than a minor portion of the use of the asset, then the asset is not reclassified as held for sale as the criteria are deemed not to have all been met. Assets classified as held for sale are no longer amortized. Comparative historical figures are reclassified to conform to the current year’s presentation.
The Company applies judgment in determining whether the criteria for reclassifying assets as held for sale are met, including the assessment of sale leaseback arrangements included in the plan to sell. Further, in determining fair values less costs to sell, the Company utilizes bids received from prospective purchasers and third-party appraisals, based on discounted cash flow or market comparable valuation approaches. The Company estimates costs to sell based on historical costs incurred for similar transactions. Should any of the estimates change, or if the actual proceeds of disposal differ from the estimates of fair value, it could have a material impact on net income (loss).
For discussion about the Company’s assets held for sale, see Note 3 and Note 7.
Goodwill Impairment
Goodwill represents the excess of the acquisition price over the fair value of identifiable net assets acquired. Goodwill is allocated at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset may be impaired. These events and circumstances may include a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity and the testing of recoverability for a significant asset group.
As a result of the internal reporting reorganization and the Company’s transition to segmented reporting, the Company now consists of multiple reporting units within these operating segments. This change in reporting unit structure

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

necessitated a goodwill impairment assessment preceding and following the reorganization of reporting units. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. The estimated fair value is determined utilizing multiple approaches that are in accordance with U.S. GAAP based on the reporting units valued. In its analysis, the Company utilized multiple valuation techniques, including the income approach, discounted future cash flows, the market-based approach, and the asset value approach, which is based on the sum of the values of each of the assets and liabilities within the entity. Following the reorganization, goodwill was assigned to the reporting units based upon the relative fair value allocation approach. The fair value of the Company’s reporting units was reconciled to the Company’s market capitalization based on the quoted market price of the Company’s stock in an active market, adjusted by an appropriate control premium. The carrying amount of the Company’s assets was assigned to reporting units using reasonable methodologies based on the asset type. When the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit is considered to be impaired and the second step is necessary.
The completion of step one of the goodwill impairment test following the internal reporting reorganization provided indications of impairment in certain reporting units, necessitating step two.
In the second step, the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The second step involves significant judgment in the selection of assumptions necessary to arrive at an implied fair value of goodwill.
Using the impaired reporting units’ fair value determined in step one as the acquisition prices in hypothetical acquisitions of the reporting units, the implied fair values of goodwill were calculated as the residual amount of the acquisition price after allocations made to the fair values of net assets, including working capital, property, plant and equipment and both recognized and unrecognized intangible assets. Based on the results of step two of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded total goodwill impairment charges of $5 million and $52 million in the Mobility Solutions and SAF operating segments, respectively (the “Goodwill Impairment Charge”), in the first quarter of fiscal 2017. The results of step one of the goodwill impairment test also indicated impairment in the asset groups associated with those reporting units resulting in the long-lived asset impairment test as discussed below.
Long-lived Asset Impairment
The Company reviews long-lived assets (“LLA”) such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company’s share price, or a significant decline in revenue or adverse changes in the economic environment.
The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company’s asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
When indicators of impairment exist, LLA impairment is tested using a two-step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the asset group’s estimated undiscounted future cash flows to the carrying amount of its net assets. If the net cash flows of the asset group exceed the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair values are determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group’s net assets exceeds the fair value, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each asset cannot be reduced to a value lower than its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.
The Company reviews any changes in events and circumstances that have occurred on a quarterly basis to determine if indicators of LLA impairment exist. As a result of step one of the goodwill impairment assessment, the Company

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

performed an LLA impairment analysis on the asset groups associated with the impaired reporting units using the procedure described above. Accordingly, a cash flow recoverability test was performed during the quarter. The estimated undiscounted net cash flows of the asset groups showing indicators of impairment were determined utilizing the Company’s internal forecasts. The Company concluded that the carrying value of certain asset groups exceeded the undiscounted net cash flows. Consequently, step two of the LLA impairment test was performed whereby the fair values of certain of the Company’s assets were compared to their carrying values.
As a result of such LLA impairment test, the Company recorded a non-cash, pre-tax and after-tax charge against its LLA of approximately $501 million ($0.96 per share) (the “LLA Impairment Charge”) in the first quarter of fiscal 2017, which was applicable to the intellectual property within the asset group associated with the Mobility Solutions segment.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of revenue from contracts with customers. The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In April 2016, the FASB issued an update that clarifies the implementation guidance on identifying promised goods or services and on determining whether an entity’s promise to grant a license with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2016, the FASB issued an update that rescinds various standards codified as part of Topic 605, Revenue Recognition, in relation to the future adoption of Topic 606, Revenue from Contracts with Customers. These rescissions include changes to topics pertaining to revenue and expense recognition for freight services in process, accounting for shipping and handling fees and costs, and accounting for consideration given by a vendor to a customer. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2016, the FASB issued a new accounting standard on the topic of revenue contracts that aims to reduce the risk of diversity in practice, including collectibility, non-cash consideration, presentation of sales tax and transition. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

In June 2016, the FASB issued a new accounting standard on the topic of financial instruments that replaces the “incurred loss” impairment methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2018. The Company will adopt this guidance in the first quarter of fiscal 2021 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In August 2016, the FASB issued a new accounting standard on the topic of statements of cash flows. The amendments in this update clarify the classification of certain cash receipts and cash payments. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In October 2016, the FASB issued a new accounting standard on the topic of income taxes. The amendments in this update improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In November 2016, the FASB issued a new accounting standard on the topic of statements of cash flows. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The guidance is effective for annual periods beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this update should be applied using a retrospective transition method to each period presented. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In December 2016, the FASB issued a new accounting standard update on technical corrections and improvements that will affect a wide variety of topics in the Accounting Standards Codification (the “Codification”). This update will clarify the Codification, correct errors or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice. The amendments in this update do not require transition guidance and are effective upon issuance of this update. The Company does not expect that the adoption of this guidance will have a material impact on its results of operations, financial position and disclosures.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at November 30, 2016 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$361	$—	$—	$—	$361	$359	$—	$—	$2
Other investments	35	—	—	—	35	—	—	35	—
	396	—	—	—	396	359	—	35	2
Level 1:
Equity securities	10	—	(2)	—	8	8	—	—	—

Level 2:
Term deposits, certificates of deposits, and GICs	124	—	—	—	124	—	75	—	49
Bankers’ acceptances/bearer deposit notes	44	—	—	—	44	44	—	—	—
Commercial paper	377	—	—	—	377	241	136	—	—
Non-U.S. promissory notes	90	—	—	—	90	65	25	—	—
Non-U.S. government sponsored enterprise notes	86	—	—	—	86	13	73	—	—
Non-U.S. treasury bills/notes	150	—	—	—	150	100	50	—	—
U.S. treasury bills/notes	315	—	(1)	—	314	—	100	214	—
	1,186	—	(1)	—	1,185	463	459	214	49
Level 3:
Corporate bonds	1	—	—	—	1	—	—	1	—
Auction rate securities	21	2	—	(4)	19	—	—	19	—
	22	2	—	(4)	20	—	—	20	—
	$1,614	$2	$(3)	$(4)	$1,609	$830	$459	$269	$51

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at February 29, 2016 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash and Cash Equivalents

Bank balances	$603	$—	$—	$—	$603	$600	$—	$—	$3
Other investments	52	—	—	—	52	—	—	52	—
	655	—	—	—	655	600	—	52	3
Level 1:
Auction rate securities	10	1	—	(1)	10	—	10	—	—

Level 2:
Term deposits, certificates of deposits, and GICs	122	—	—	—	122	—	75	—	47
Bankers' acceptances	73	—	—	—	73	73	—	—	—
Commercial paper	402	—	—	—	402	104	298	—	—
Non-U.S. promissory notes	175	—	—	—	175	65	110	—	—
U.S. government sponsored enterprise notes	104	—	—	—	104	—	104	—	—
Non-U.S. government sponsored enterprise notes	232	—	—	—	232	—	232	—	—
Non-U.S. treasury bills/notes	395	—	—	—	395	115	280	—	—
U.S. treasury bills/notes	435	—	—	—	435	—	311	124	—
	1,938	—	—	—	1,938	357	1,410	124	47
Level 3:
Corporate bonds	2	—	—	—	2	—	—	2	—
Auction rate securities	21	2	—	(4)	19	—	—	19	—
	23	2	—	(4)	21	—	—	21	—
	$2,626	$3	$—	$(5)	$2,624	$957	$1,420	$197	$50
As at November 30, 2016, the Company’s other investments consisted of cost method investments of $35 million (February 29, 2016 - $52 million). During the three and nine months ended November 30, 2016, the Company recorded an other-than-temporary impairment charge of approximately $1 million and approximately $8 million relating to certain of its cost method investments.
During the second quarter of fiscal 2017, the issuer of one of the Company’s cost-based investments conducted an initial public offering on the NASDAQ Stock Market. The Company received the value of its investment in public equities and classified the investment as a Level 1 available-for-sale equity security.
There were no realized gains or losses on available-for-sale securities for the three and nine months ended November 30, 2016 (three and nine months ended November 28, 2015 - nil and gains of $1 million).
The Company has restricted cash and cash equivalents, predominantly consisting of cash and securities pledged as collateral to major banking partners in support of the Company’s requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from one month to nine years. The Company is legally restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The contractual maturities of available-for-sale investments as at November 30, 2016 and February 29, 2016 were as follows:

	As at
	November 30, 2016		February 29, 2016
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$971	$971	$1,822	$1,823
Due in one to five years	216	215	127	127
Due after five years	17	19	17	19
No fixed maturity	10	8	—	—
	$1,214	$1,213	$1,966	$1,969
As at November 30, 2016 and February 29, 2016, the Company had no investments with continuous unrealized losses.
In valuing the auction rate securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the consolidated balance sheets as at November 30, 2016 and February 29, 2016.
3.    FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third-party valuator for the fair valuation of securities. Pricing inputs used by the independent third-party valuator are generally received from two primary vendors and are reviewed for completeness and accuracy by the independent third-party valuator, within a set tolerance level and on a daily basis. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third-party valuator that differ by greater than 0.5% from the fair values determined by the Company are communicated to the independent third-party valuator for consideration of reasonableness. The independent third-party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company’s investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada and the U.S. Department of the Treasury, and are all investment grade. The Company also holds equity securities following the initial public offering by the issuer of a previous cost-based investment.
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and nine months ended November 30, 2016 and November 28, 2015:

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Balance, beginning of period	$20	$39	$21	$40
Principal repayments	—	—	(1)	(1)
Balance, end of period	$20	$39	$20	$39
The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three and nine months ended November 30, 2016 and November 28, 2015.

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral that would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent auction suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral to the security holders.
The following table presents the significant unobservable inputs used in the fair value measurement of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at November 30, 2016	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted-Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$19	Discounted cash flow	Weighted-average life	17 years	(Decrease)/increase
			Collateral value (as a % of fair value)	139%	Increase/(decrease)
			Probability of waterfall event	10%	Increase/(decrease)
			Probability of permanent suspension of auction	5%	(Decrease)/increase
			Probability of being called at par	25%	Increase/(decrease)
Non-recurring Fair Value Measurements
Assets Held for Sale
As described in Note 7, the Company has decided to sell certain assets and as a result, certain property, plant and equipment assets relating to the Company’s infrastructure have been classified as held for sale on the Company’s consolidated balance sheet as at November 30, 2016, valued at $87 million, the lower of carrying value and fair value less costs to sell. In recording the assets classified as held for sale at fair value less costs to sell, the Company recorded write-downs of approximately $42 million and $165 million during the three and nine months ended November 30, 2016, recorded within the Resource Alignment Program (“RAP”) as described in Note 7. The fair values of the Company’s assets held for sale were determined using bids from prospective purchasers and market appraisals conducted for the Company by certified appraisers, and are classified as Level 2.

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of derivative financial instruments outstanding were as follows:

	As at November 30, 2016
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$3	$3	$85
Currency option contracts	Other current assets	—	—	—	59
Total		$—	$3	$3	$144

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$—	$—	$—	$27
Currency option contracts	Accrued liabilities	(1)	—	(1)	61
Total		$(1)	$—	$(1)	$88
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

	As at February 29, 2016
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$2	$2	$118
Currency option contracts	Other current assets	1	—	1	43
Total		$1	$2	$3	$161

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$—	$(2)	$(2)	$166
Currency option contracts	Accrued liabilities	—	—	—	23
Total		$—	$(2)	$(2)	$189

Currency option contracts - premiums	Accumulated other comprehensive loss	$(2)	$—	$(2)	$—
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.
Foreign Exchange
For a description of the Company’s usage of derivatives and related accounting policy for these instruments, see Note 1 to the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income (loss) (“AOCI”) and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. As at November 30, 2016 and November 28, 2015, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from December 2016 to July 2017. As at November 30, 2016, the net unrealized loss on these forward and option contracts (including option premiums paid) was $1 million (February 29, 2016 - net unrealized loss of $1 million). Unrealized gains associated with these contracts were recorded in

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at November 30, 2016, the Company estimates that approximately $1 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next 12 months.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and nine months ended November 30, 2016:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended November 30, 2016	Nine Months Ended November 30, 2016
Currency forward contracts	$—	Selling, marketing and administration	$—	$(1)
Currency option contracts	(1)	Selling, marketing and administration	—	3
Total	$(1)		$—	$2
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the three and nine months ended November 28, 2015:

	Amount of Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended November 28, 2015	Nine Months Ended November 28, 2015
Currency forward contracts	$(5)	Selling, marketing and administration	$(6)	$(14)
Currency option contracts	(1)	Selling, marketing and administration	—	(10)
Total	$(6)		$(6)	$(24)
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from December 2016 to February 2017. As at November 30, 2016, there were unrealized gains (net of premiums paid) of $2 million recorded in respect of these instruments (February 29, 2016 - nil). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and nine months ended November 30, 2016 and November 28, 2015:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended		Nine Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Currency forward contracts	Selling, marketing and administration	$5	$7	$(1)	$42
Currency option contracts	Selling, marketing and administration	—	—	—	(4)
Total		$5	$7	$(1)	$38

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Selling, marketing and administration expense for the three and nine months ended November 30, 2016 included $6 million and $4 million in losses, respectively, with respect to foreign exchange net of balance sheet revaluation (three and nine months ended November 28, 2015 - losses of $3 million and $14 million, respectively).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 30, 2016, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 97% (February 29, 2016 - 82%). As at November 30, 2016, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $2 million on a notional value of $209 million (February 29, 2016 - $1 million total credit risk exposure on a notional value of $291 million).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require the outstanding net position of all contracts to be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at November 30, 2016, the Company had no collateral held or posted with counterparties (February 29, 2016 - $2 million of collateral posted), which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in accrued liabilities.
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 30, 2016, no single issuer represented more than 19% of the total cash, cash equivalents and investments (February 29, 2016 - no single issuer represented more than 17% of the total cash, cash equivalents and investments), and that issuer was the U.S. Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 3.75% Debentures as described in Note 9 with fixed 3.75% interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the outstanding debentures. The fair value of the outstanding debentures fluctuates with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at November 30, 2016 was $11 million (February 29, 2016 - $10 million).
There was no customer that comprised more than 10% of accounts receivable as at November 30, 2016 (February 29, 2016 - no customer that comprised more than 10%).
Inventories
Inventories comprised the following:

	As at
	November 30, 2016	February 29, 2016
Raw materials	$8	$46
Work in process	11	32
Finished goods	25	65
	$44	$143
For the three and nine months ended November 30, 2016, the Company recorded non-cash, pre-tax charges of $2 million and $146 million relating to the write-down of inventory relating to smartphones launched prior to the DTEK50 smartphone (three and nine months ended November 28, 2015 - $9 million and $33 million).
Other current assets
As at November 30, 2016, other current assets include items such as deferred cost of sales and prepaid expenses, among other items, none of which were greater than 5% of the current assets balance in all periods presented.
Property, plant and equipment, net
Property, plant and equipment comprised the following:

	As at
	November 30, 2016	February 29, 2016
Cost
Buildings, leasehold improvements and other	$102	$101
BlackBerry operations and other information technology	1,083	1,183
Manufacturing equipment, research and development equipment and tooling	92	120
Furniture and fixtures	15	18
	1,292	1,422
Accumulated amortization	1,187	1,267
Net book value	$105	$155

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Intangible assets, net
Intangible assets comprised the following:

	As at November 30, 2016
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$676	$427	$249
Intellectual property	404	178	226
Other acquired intangibles	197	51	146
	$1,277	$656	$621
	As at February 29, 2016
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$677	$367	$310
Intellectual property	1,437	704	733
Other acquired intangibles	197	27	170
	$2,311	$1,098	$1,213
Other acquired intangibles include items such as customer relationships and brand.
For the nine months ended November 30, 2016, amortization expense related to intangible assets amounted to $122 million (nine months ended November 28, 2015 - $392 million). During the third quarter of fiscal 2017, the additions to intangible assets primarily consisted of payments for intellectual property relating to patent registration, licenses and maintenance fees. The Company recorded the LLA Impairment Charge of $501 million during the first quarter of fiscal 2017. For a discussion of the LLA Impairment Charge, see Note 1.
Based on the carrying value of the identified intangible assets as at November 30, 2016 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2017 and each of the four succeeding years is expected to be as follows: 2017 - $38 million; 2018 - $137 million; 2019 - $128 million; 2020 - $117 million; and 2021 - $99 million.
The weighted average remaining useful lives of the intangible assets are as follows:

As at
	November 30, 2016	February 29, 2016
Acquired technology	3.1 years	4.4 years
Intellectual property	8.4 years	7.7 years
Other acquired intangibles	5.3 years	6.0 years

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Goodwill
Changes to the carrying amount of goodwill were as follows:

	Mobility Solutions	Software & Services	SAF	Corporate	Total
Carrying Amount as at February 28, 2015	$—	$—	$—	$85	$85
Effect of foreign exchange on non-U.S. dollar denominated goodwill	—	—	—	(7)	(7)
Goodwill acquired through business combinations during the year	—	—	—	540	540
Carrying Amount as at February 29, 2016	—	—	—	618	618
Allocation of goodwill to segments based on relative fair value of reporting units	5	561	52	(618)	—
Goodwill Impairment Charge	(5)	—	(52)	—	(57)
Effect of foreign exchange on non-U.S. dollar denominated goodwill	—	(2)	—	—	(2)
Carrying Amount as at November 30, 2016	$—	$559	$—	$—	$559
The Company recorded the Goodwill Impairment Charge of $57 million during the first quarter of fiscal 2017. For information concerning the Goodwill Impairment Charge, see Note 1.
Accrued liabilities
Accrued liabilities consists of accrued royalties of $42 million (February 29, 2016 - $38 million) as well as accrued warranty obligations, vendor inventory liabilities, carrier liabilities, accrued salaries and payroll withholding taxes, among other items, none of which were greater than 5% of the current liabilities balance as at November 30, 2016 and February 29, 2016.
Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the nine months ended November 30, 2016 as well as the accrued warranty obligations as at November 30, 2016 are set forth in the following table:

Accrued warranty obligations as at February 29, 2016	$33
Transfer of warranty contribution liability from other accrued liabilities	5
Warranty costs incurred for the nine months ended November 30, 2016	(10)
Warranty provision for the nine months ended November 30, 2016	3
Adjustments for changes in estimates for the nine months ended November 30, 2016	(21)
Accrued warranty obligations as at November 30, 2016	$10
During the nine months ended November 30, 2016, the Company’s warranty balance declined significantly as a result of changes in estimate, leading to a recovery of $21 million or $0.04 per share. The change in estimate primarily resulted from a sustained significant decline in the return rate of the Company’s handheld devices.

6.	BUSINESS ACQUISITIONS
On August 16, 2016, the Company paid consideration of $5 million in cash to acquire certain intellectual property and employees of a company, which constituted a business. $4.5 million was allocated to intellectual property and $0.5 million was allocated to goodwill. The operating results of the acquired business have been included in the three and nine months ended November 30, 2016, but are not material to the Company’s operating results.

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

7.	RESTRUCTURING PROGRAMS
Resource Alignment Program
In fiscal 2016, the Company commenced the RAP with the objectives of reallocating Company resources to capitalize on growth opportunities, providing the operational ability to better leverage contract research and development services relating to its handheld devices, and reaching sustainable profitability. During the three and nine months ended November 30, 2016, the Company incurred approximately $66 million and $238 million in total pre-tax charges related to this program for employee termination benefits and facilities costs. Other charges and cash costs may occur as programs are implemented or changes are completed.
The following table sets forth the activity in the Company’s RAP liability for the nine months ended November 30, 2016:

	Employee Termination Benefits	Facilities Costs	Other Charges(1)	Total
Balance as at February 29, 2016	$12	$26	$—	$38
Charges incurred	6	5	30	41
Cash payments made	(15)	(6)	(31)	(52)
Balance as at November 30, 2016	$3	$25	$(1)	$27
______________________________
(1) Other charges consist of costs associated with redundant systems from acquisitions that are being integrated into a single solution, and the effect of foreign exchange.

The RAP charges (recoveries), including non-cash charges incurred in the three and nine months ended November 30, 2016 and November 28, 2015, were as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Cost of sales	$5	$5	$19	$40
Research and development	(1)	2	1	29
Selling, marketing and administration	62	26	218	95
Total RAP charges	$66	$33	$238	$164
Assets held for sale
As part of the RAP, the Company has decided to sell certain data center assets to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets relating to the Company’s infrastructure have been classified as held for sale on the Company’s consolidated balance sheets as at November 30, 2016, valued at $87 million (November 28, 2015 - nil), the lower of carrying value and fair value less estimated costs to sell. Further, the Company has recorded losses of approximately $42 million and $165 million for the three and nine months ended November 30, 2016, respectively (three and nine months ended November 28, 2015 - nil), related to the write-down to fair value less estimated costs to sell of the assets held for sale. All losses on write-down to fair value less estimated costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total RAP charges.
Assets held for sale are expected to be sold within the next 12 months.
Cost Optimization and Resource Efficiency (“CORE”) Program
In fiscal 2013, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The Company incurred approximately $2 million and $7 million in pre-tax recoveries for the three and nine months ended November 30, 2016 (three and nine months ended November 28, 2015 - pre-tax recoveries of $6 million and pre-tax charges of $9 million). All of the pre-tax recoveries were related to facilities costs. During the nine months ended November 30, 2016, the Company made cash payments of $4 million related to the CORE program, as shown in the table below.

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table sets forth the activity in the Company’s CORE program liability for the nine months ended November 30, 2016:

Facilities Costs and Total
Balance as at February 29, 2016	$16
Charges recovered	(7)
Cash payments made	(4)
Balance as at November 30, 2016	$5
The CORE program charges, including non-cash charges incurred in the three and nine months ended November 30, 2016 and November 28, 2015, were as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Research and development	$—	$—	$—	$2
Selling, marketing and administration	(2)	(6)	(7)	7
Total CORE program charges	$(2)	$(6)	$(7)	$9
For the three and nine months ended November 30, 2016, the $2 million and $7 million of CORE program recoveries, respectively, relate to reconciliation of estimated accruals to actual costs incurred and do not represent charges for any activities during the quarter.

8.	INCOME TAXES
For the nine months ended November 30, 2016, the Company’s net effective income tax expense rate was approximately 0% compared to a net effective income tax recovery rate of 215% for the nine months ended November 28, 2015. The Company’s income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the impairment charges and the change in fair value of the Debentures (as defined in Note 9), amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at November 30, 2016 were $37 million (February 29, 2016 - $37 million). The unrecognized income tax benefits have been netted against current and deferred income tax assets on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

9.	LONG-TERM DEBT
3.75% Convertible Debentures
On September 7, 2016, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a $605 million private placement of new debentures (the “3.75% Debentures”), which replaced $1.25 billion of debentures issued in a private placement on November 13, 2013 (the “6% Debentures”) as described below (collectively, the “Debentures”).
Interest on the 3.75% Debentures is payable quarterly in arrears at a rate of 3.75% per annum.  The 3.75% Debentures mature on November 13, 2020 and each $1,000 principal amount of 3.75% Debentures are convertible at any time into 100 common shares of the Company for a total of 60.5 million common shares at a price of $10.00 per share for all 3.75% Debentures, subject to adjustments. Covenants associated with the 3.75% Debentures include limitations on the Company’s total indebtedness.

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Under specified events of default, the outstanding principal and any accrued interest on the 3.75% Debentures become immediately due and payable upon request of holders holding not less than 25% of the principal amount of the 3.75% Debentures then outstanding. During an event of default the interest rate rises to 7.75% per annum.
The 3.75% Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the 3.75% Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the conversion option and other embedded derivatives within the 3.75% Debentures, and consistent with the Company’s accounting for the 6% Debentures, the Company has elected to record the 3.75% Debentures, including the debt itself and all embedded derivatives, at fair value and present the 3.75% Debentures as a single hybrid financial instrument. No portion of the fair value of the 3.75% Debentures has been recorded as equity, nor would be if each component was freestanding.
As at November 30, 2016, the fair value of the 3.75% Debentures was determined to be $607 million. The difference between the fair value of the 3.75% Debentures and the unpaid principal balance of $605 million is $2 million.  The fair value of the 3.75% Debentures is measured using Level 2 fair value inputs.
The Company recorded non-cash charges associated with the change in the fair value of the 3.75% Debentures of $2 million in the third quarter of fiscal 2017 (the “Q3 Fiscal 2016 Debentures Fair Value Adjustment”) and charges associated with the Debentures of $40 million for the nine months ended November 30, 2016 (the “Fiscal 2016 Debentures Fair Value Adjustment”) (three and nine months ended November 28, 2015 - income of $5 million and income of $390 million). These adjustments are presented on a separate line in the Company’s consolidated statements of operations.
For the three and nine months ended November 30, 2016, the Company recorded interest expense related to the Debentures of $5 million and $43 million, respectively, which has been included in investment loss in the Company’s consolidated statements of operations (three and nine months ended November 28, 2015 - $19 million and $57 million).
Fairfax, a related party under U.S. GAAP, owned $500 million principal amount of the original 6% Debentures and also purchased $500 million principal amount of the new 3.75% Debentures. As such, the redemption of Fairfax’s portion of the 6% Debentures, the investment by Fairfax in the 3.75% Debentures and the payment of interest on the 3.75% Debentures represent related-party transactions. Fairfax receives interest at the same rate as other Debenture holders.
6% Convertible Debentures
In fiscal 2014, Fairfax and other institutional investors invested in the Company through a $1.25 billion private placement of the 6% Debentures. The terms of the 6% Debentures were substantially similar to those of the 3.75% Debentures, with the exception of bearing an interest rate of 6%, and the Company had an option to redeem the 6% Debentures after November 13, 2016 at specified redemption prices in specified periods, which it does not have on the 3.75% Debentures.
On August 4, 2016, the Company announced that the Toronto Stock Exchange had accepted notice of the Company’s normal course issuer bid to purchase up to $125 million principal amount of the outstanding 6% Debentures, representing 10% of the outstanding 6% Debentures as at July 31, 2016. During the second quarter of fiscal 2017, the Company repurchased and canceled approximately $5.0 million principal amount of 6% Debentures for approximately $5.3 million.
On August 26, 2016, the Company announced that, with the approval of the holders of the 6% Debentures, the indenture governing the 6% Debentures had been amended to permit optional redemption by the Company prior to November 13, 2016, the first date the Company would have otherwise been able to redeem the 6% Debentures. The Company announced that it would redeem the 6% Debentures for a redemption amount of approximately $1.33 billion (the “Redemption Amount”, which included approximately $19 million in accrued interest), which would settle all outstanding obligations of the Company in respect of the 6% Debentures. The redemption was completed on September 2, 2016. As the Company accounted for the 6% Debentures at fair value, the impact to the consolidated statements of operations of the redemption was recorded in the second quarter of fiscal 2016, as the Redemption Amount represented the fair value of the 6% Debentures at August 31, 2016.

17

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

10.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the nine months ended November 30, 2016:

	Capital Stock and Additional Paid-In Capital
	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 29, 2016	521,172	$2,448
Stock-based compensation	—	45
Exercise of stock options	96	1
Common shares issued for restricted share units (“RSUs”) settlements	8,189	—
Common shares issued for employee share purchase plan	505	4
Common shares outstanding as at November 30, 2016	529,962	$2,498
The Company had 530 million common shares, 2 million options to purchase common shares, 22 million RSUs and 0.5 million deferred share units outstanding as at December 15, 2016. In addition, 60.5 million common shares are issuable upon conversion in full of the 3.75% Debentures as described in Note 9.

11.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Net income (loss) for basic earnings (loss) per share available to common shareholders	$(117)	$(89)	$(1,159)	$30
Less: Debentures fair value adjustment (1)	—	—	—	(390)
Add: Interest expense on Debentures (1)	—	—	—	57
Net loss for diluted loss per share available to common shareholders	$(117)	$(89)	$(1,159)	$(303)

Weighted-average number of shares outstanding (000’s) - basic	526,102	525,103	523,601	526,879
Effect of dilutive securities (000’s)(2)
Conversion of Debentures (1)(3)	—	—	—	125,000
Weighted-average number of shares and assumed conversions (000’s) - diluted	526,102	525,103	523,601	651,879
Earnings (loss) per share - reported
Basic	$(0.22)	$(0.17)	$(2.21)	$0.06
Diluted	$(0.22)	$(0.17)	$(2.21)	$(0.46)
______________________________
(1) The Company has presented the dilutive effect of the 6% Debentures using the if-converted method, assuming conversion at the beginning of fiscal 2016 for the nine months ended November 28, 2015. Accordingly, to calculate diluted loss per share, the Company adjusted net income by eliminating the Fiscal 2016 Debentures Fair Value Adjustments and interest expense incurred on the 6% Debentures in the nine months ended November 28, 2015 and added the number of shares that would have been issued upon conversion to the diluted weighted average number of shares outstanding. See Note 9 for details on the 6% Debentures.
(2) The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three and nine months ended November 30, 2016 and November 28, 2015, as to do so would be anti-dilutive.
(3) The Company has not presented the dilutive effect of the Debentures using the if-converted method in the calculation of loss per share for the three and nine months ended November 30, 2016 and three months ended November 28, 2015, as to do so would be anti-dilutive. See Note 9 for details on the Debentures.

18

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the nine months ended November 30, 2016 were as follows:

	Foreign Currency Translation Adjustment	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available-for-Sale Securities	Total
AOCI as at February 29, 2016	$(10)	$(1)	$3	$(8)
Other comprehensive income (loss) before reclassifications	(2)	2	(5)	(5)
Amounts reclassified from AOCI into income	—	(2)	—	(2)
Other comprehensive loss for the period	(2)	—	(5)	(7)
AOCI as at November 30, 2016	$(12)	$(1)	$(2)	$(15)
The effects on net income of amounts reclassified from AOCI into income by component for the three and nine months ended November 30, 2016 were as follows:

	Three Months Ended			Nine Months Ended
Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Selling, marketing and administration	$—	$—	$—	$2	$—	$2

13.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility and letters of credit
The Company has $45 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See the discussion of restricted cash in Note 2.

(b)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended February 29, 2016, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “Litigation against the Company may result in adverse outcomes” and “The Company could be found to have infringed on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of

19

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of November 30, 2016, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result; however, an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery has not been started or is incomplete; the facts that are in dispute are highly complex (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties have not engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. In respect of the putative U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge consolidated the proceedings in the U.S. District Court for the Southern District of New York. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. The Company filed a motion to dismiss the complaint. On March 13, 2015, the court issued an order granting the Company’s motion to dismiss. The plaintiffs filed a motion for reconsideration and for leave to file an amended complaint, which was denied by the court on November 13, 2015. The plaintiffs filed a notice of appeal on December 11, 2015. The U.S. Court of Appeals for the Second Circuit affirmed the District Court order dismissing the complaint, but vacated the order denying leave to amend and remanded to the District Court for further proceedings in connection with plaintiffs’ request for leave to amend. The plaintiffs filed their brief in support of their motion for leave to amend on November 17, 2016. The Company’s opposition was filed on December 19, 2016. In respect of the putative Ontario class action, the plaintiffs filed a motion for certification and leave to pursue statutory misrepresentation claims. On November 16, 2015, the Ontario Superior Court of Justice issued an order granting the plaintiffs’ motion for leave to file a statutory claim for misrepresentation. On December 2, 2015, the Company filed a notice of motion seeking leave to appeal this ruling. On January 22, 2016, the court postponed the hearing on the plaintiffs’ certification motion to an undetermined date after asking the Company to file a motion to dismiss the claims of the U.S. plaintiffs for forum non conveniens. Proceedings are ongoing.
On October 12, 2015, a group of Good Technology Corporation’s (“Good”) institutional investors filed a putative class action lawsuit on behalf of Good’s common shareholders against members of Good’s former Board of Directors (the “GTC Directors”) related to the Company’s acquisition of Good (the “GTC Lawsuit”). The plaintiffs allege that the GTC Directors breached their fiduciary duty by engaging in a self-interested transaction that benefited the preferred shareholders at the expense of the common shareholders. The plaintiffs are seeking monetary damages, as well as rescission of the merger agreement between Good and the Company. While neither Good nor the Company are parties to the GTC Lawsuit, Good has certain obligations to indemnify the defendants and is providing a defense. On October 29, 2015, Good filed a complaint alleging that the plaintiffs breached their contractual obligations under a voting agreement providing that, in the event of a sale transaction that was approved by both the GTC Directors and a majority of the Good preferred shareholders, the plaintiffs were required to vote their shares in favour of the transaction and refrain from exercising any appraisal or dissenter rights. Good alleges that the filing of the GTC Lawsuit was a breach of the voting agreement. On December 31, 2015, several Good shareholders filed a petition seeking appraisal against Good. On August 25, 2016, the Court granted the plaintiff’s motion for leave to file an amended complaint naming additional defendants. Good and the Company are not named in the amended complaint. Proceedings are ongoing.
On April 20, 2016, the Company and Qualcomm entered into an agreement to arbitrate a dispute over the application of a royalty cap agreement related to a license agreement between the parties. The Company filed its Demand for Arbitration and Statement of Claim on May 2, 2016. Qualcomm filed its response on May 16, 2016. Proceedings are ongoing.
On April 28, 2016, one of the Company’s licensors filed a Request for Arbitration with the International Chamber of Commerce International Court of Arbitration. The dispute relates to whether certain payments allegedly due under a

20

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

patent agreement between the parties are in fact owed under the terms of the agreement. The Company filed its response on July 5, 2016. Proceedings are ongoing.

(c)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages and intellectual property litigation risk, as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Asia and Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action that could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its current and former directors and executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2016 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

14.	SEGMENT DISCLOSURES
The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by the CODM for making decisions and assessing performance as a source of the Company’s reportable operating segments. In the first quarter of fiscal 2017, the Company internally reorganized into multiple reporting units and, as a result, the CODM, who is the Chief Executive Officer of the Company, began making decisions and assessing the performance of the Company using three operating segments comprising of these reporting units, whereas the Company was previously a single operating segment.
The CODM does not evaluate operating segments using discrete asset information. The Company does not specifically allocate assets to operating segments for internal reporting purposes. The operating segment results do not present or

21

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

include amortization or depreciation expenses associated with the Company’s property, plant and equipment or the majority of intangible assets as these assets are utilized across segments.
The Company is organized and managed as three operating segments: Software & Services, Mobility Solutions, and SAF.
The following table shows information by operating segment for the three and nine months ended November 30, 2016:

	Three Months Ended				Nine Months Ended
	November 30, 2016				November 30, 2016
	Software & Services	Mobility Solutions	SAF	Segment totals	Software & Services	Mobility Solutions	SAF	Segment totals
Revenue (1)	$164	$70	$67	$301	$486	$327	$264	$1,077
Gross margin	131	31	48	210	390	70	196	656
Operating income (loss) (1)	40	5	47	92	105	(24)	192	273
(1) A reconciliation of segment revenue and segment operating income (loss) to consolidated revenue is set forth below.
The Software & Services segment includes operations relating to the Company’s software and service offerings and products, including:

•
Enterprise software and services, which provides mobile-first security, productivity, collaboration and end-point management solutions for the Enterprise of Things through the BlackBerry Secure platform, which integrates BlackBerry UEM (formerly BES12), BlackBerry Dynamics (formerly Good Dynamics) and BlackBerry Workspaces (formerly WatchDox), among other products and applications;

•
Business Technology Solutions, which includes QNX, Certicom, Paratek, BlackBerry Radar and the BlackBerry Internet of Things platform and Intellectual Property and Patent Licensing (the Company’s technology licensing business);

•	AtHoc, which provides secure, networked crisis communications solutions;

•	SecuSmart, which provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities;

•	Licensing and services related to BlackBerry Messenger (BBM); and

•	Professional Cybersecurity Services, which offers cybersecurity consulting services and tools.
The Mobility Solutions segment includes the development, manufacturing and sale of BlackBerry handheld devices, including accessories and non-warranty repairs, engineering services and the licensing of BlackBerry handheld device software.
The SAF segment includes service access fees charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, and an allocation of revenue relating to service obligations and unspecified future software upgrades associated with BlackBerry 10 devices.

22

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table reconciles segment revenues and operating income for the three and nine months ended November 30, 2016 to the Company’s consolidated totals:

	Three Months Ended	Nine Months Ended
	November 30, 2016	November 30, 2016
Revenue
Revenue for segments	$301	$1,077
Adjustments	(12)	(54)
Consolidated revenue	$289	$1,023

Operating income (loss)
Operating income for segments	$92	$273
Unallocated amounts:
Operating expenses	(80)	(232)
Adjustments:
Revenue	(12)	(54)
Cost of goods sold	(5)	(156)
Operating expenses	(65)	(192)
Impairment of goodwill	—	(57)
Impairment of long-lived assets	—	(501)
Write-down of held for sale assets	(42)	(165)
Debentures fair value adjustment	(2)	(40)
Consolidated operating loss	$(114)	$(1,124)
The CODM reviews segment information on an adjusted basis, which excludes certain amounts as described below:
Revenue
Software deferred revenue acquired - the Company has acquired businesses whose net assets include deferred revenue. In accordance with U.S. GAAP reporting requirements, the Company recorded write-downs of deferred revenue under arrangements pre-dating the acquisition to fair value, which resulted in lower recognized revenue than the original selling price until the related service obligations under such arrangements are fulfilled. Therefore, U.S. GAAP revenues after the acquisitions will not reflect the full amount of revenue that would have been reported if the acquired deferred revenue was not written down to fair value. The adjustment described reverses the acquisition-related deferred revenue write-downs so that the full amount of revenue booked by the acquired companies is included, which the CODM believes provides a more useful representation of revenue in a given period and, therefore, will provide more meaningful comparative results in future periods.
Cost of goods sold
Restructuring charges - relating to employee termination benefits, facilities, and manufacturing network simplification costs pursuant to RAP and CORE. The CODM believes that restructuring costs do not reflect expected future operating expenses, are not indicative of the Company’s core operating performance, and are not meaningful in comparison to the Company’s past operating performance.
Stock compensation expenses - equity compensation is excluded as it is non-cash in nature. The CODM believes that excluding this expense allows for improved comparability of results.
Inventory write-down - the write-down of inventory relating to certain hardware as a result of the Company’s policy of recording inventory at the lower of cost or market. The CODM believes that excluding this expense will provide improved comparability of results.
Operating expenses
Restructuring charges - relating to employee termination benefits, facilities, and manufacturing network simplification costs pursuant to RAP and CORE. The CODM believes that restructuring costs do not reflect expected future operating

23

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

expenses, are not indicative of the Company’s core operating performance, and are not meaningful in comparison to the Company’s past operating performance.
Stock compensation expenses - equity compensation is excluded as it is non-cash in nature. The CODM believes that excluding this expense allows for improved comparability of results.
Amortization of acquired intangible assets - relating to costs associated with the depreciation and amortization of intangible assets acquired through business combinations. The CODM believes that excluding this expense allows for improved comparability of results.
Business acquisition and integration costs - relating to costs associated with the acquisitions of businesses and include legal costs, audit and accounting fees, and other costs incurred related to acquiring and integrating the businesses acquired. These expenditures do not relate to the ongoing operation of the business, and they tend to vary significantly based on the timing of transactions. The CODM believes that excluding this expense allows for improved comparability of results.
Certain corporate overhead expenses are not allocated to segment operations. These generally relate to costs associated with the Company’s corporate operations, including administration and shared services functions, information technology related costs, and legal operations. Amortization of property, plant and equipment and intangible assets within operating expenses is excluded as well, as noted above. For segment reporting purposes, the LLA Impairment Charge and Goodwill Impairment Charge are not allocated to any particular segment. The fluctuation in the fair value of the Debentures as described in Note 9 is not allocated to segments.
The following table shows information by operating segment for the three and nine months ended November 28, 2015:

	Three Months Ended				Nine Months Ended
	November 28, 2015				November 28, 2015
	Software & Services	Mobility Solutions	SAF	Segment totals	Software & Services	Mobility Solutions	SAF	Segment totals
Revenue	$164	$220	$173	$557	$376	$694	$636	$1,706
Gross margin	133	(27)	144	250	281	(47)	548	782
The Company has not presented comparative information for operating income (loss) by segment, as it cannot practically allocate past operating expenses for the comparative periods to the current segments due to a fundamental reorganization of the internal reporting structure of the Company. Prior to the reorganization into the current structure, operations for each segment were integrated and centralized, and the Company does not have a reasonable basis with which to determine how operating expenses under the current structure may have compared to the previous structure. The Company may present comparative information in future filings.
The following table reconciles revenue and gross margin for the three and nine months ended November 28, 2015 to the Company’s consolidated totals:

	Three Months Ended	Nine Months Ended
	November 28, 2015	November 28, 2015
Revenue
Revenue for reportable segments	$557	$1,706
Adjustments to revenue	(9)	(10)
Consolidated revenue	$548	$1,696

Gross margin
Gross margin for reportable segments	$250	$782
Adjustments to revenue	(9)	(10)
Adjustments to cost of goods sold	(5)	(41)
Consolidated gross margin	$236	$731

24

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Revenue, classified by major geographic regions in which the Company’s customers are located, was as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
North America
Canada	$19	$56	$122	$172
United States	148	219	430	564
	167	275	552	736
Europe, Middle East and Africa	87	194	342	641
Latin America	7	24	30	99
Asia Pacific	28	55	99	220
Total	$289	$548	$1,023	$1,696

North America
Canada	6.6%	10.2%	11.9%	10.1%
United States	51.2%	40.0%	42.0%	33.3%
	57.8%	50.2%	53.9%	43.4%
Europe, Middle East and Africa	30.1%	35.4%	33.5%	37.8%
Latin America	2.4%	4.4%	2.9%	5.8%
Asia Pacific	9.7%	10.0%	9.7%	13.0%
Total	100.0%	100.0%	100.0%	100.0%
Total revenues, classified by product and service type, regardless of segment, were as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2016	November 28, 2015	November 30, 2016	November 28, 2015
Software and services	$160	$155	$440	$366
Hardware and other	62	220	319	694
Service access fees	67	173	264	636
	$289	$548	$1,023	$1,696
Property, plant and equipment and intangible assets, classified by geographic regions in which the Company’s assets are located, were as follows:

	As at
	November 30, 2016		February 29, 2016
	Property, plant and equipment, intangible assets and goodwill	Total assets	Property, plant and equipment, intangible assets and goodwill	Total assets
Canada	$232	$585	$859	$1,467
United States	978	2,607	910	3,429
United Kingdom	22	127	39	220
Other	53	32	178	418
	$1,285	$3,351	$1,986	$5,534

25

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2016
December 20, 2016
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and nine months ended November 30, 2016, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A for the fiscal year ended February 29, 2016 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and nine months ended November 30, 2016 and up to and including December 20, 2016.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 29, 2016 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 29, 2016 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s plans, strategies and objectives;

•
the Company’s expectations regarding anticipated demand for, and the timing and benefits of, product and service offerings, including the BlackBerry Secure platform for the Enterprise of Things, BlackBerry smartphones and device software and BlackBerry Radar;

•	the Company’s expectations for its new strategic direction in the Mobility Solutions segment;

•	the Company’s expectation of the timing of the sale of its held for sale assets;

•	the Company’s expectations regarding its cash flow and adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”);

•	the Company’s expected benefits from its plans to reallocate resources through its resource alignment program (the “RAP”);

•	the Company’s expectations regarding the generation of software and services revenues, and its expectations regarding the ability of such revenue to offset the decline in service access fee revenues;

•	the Company’s anticipated level of decline in service access fees revenue in the fourth quarter of fiscal 2017;

•	the Company’s expectations for non-GAAP gross margin in the fourth quarter of fiscal 2017;

•	the Company’s expectations for operating expenses in the fourth quarter of fiscal 2017;

•	the Company’s expectations for non-GAAP earnings per share for fiscal 2017;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview”, “Business Overview - Strategy, Products and Services”, “Business Overview - Assets Held for Sale”,

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

“Third Quarter Fiscal 2017 Summary Results of Operations - Financial Highlights - Software and Service Revenues”, Third Quarter Fiscal 2017 Summary Results of Operations - Financial Highlights - Free Cash Flow”, “Results of Operations – Three months ended November 30, 2016 compared to three months ended November 28, 2015 – Consolidated Revenue”, “Results of Operations – Three months ended November 30, 2016 compared to three months ended November 28, 2015 - Revenue - Revenue by Segment – SAF”, “Results of Operations – Three months ended November 30, 2016 compared to three months ended November 28, 2015 – Gross Margin by Segment”, “Results of Operations – Three months ended November 30, 2016 compared to three months ended November 28, 2015 – Operating Expenses”, “Results of Operations – Three months ended November 30, 2016 compared to three months ended November 28, 2015 – Net Income (Loss)”, and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of new products and services, general economic conditions, product pricing levels and competitive intensity, supply constraints, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF, which is included in the Annual Report, and the following:

•
the Company’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the Company’s latest enterprise software platforms and deploy smartphones;

•
the Company’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability, or to offset the decline in the Company’s service access fees;

•
the Company’s ability to enhance its current products and services, or develop new products and services, in a timely manner or at competitive prices, or to meet customer requirements, or accurately predict emerging technological trends;

•	the Company’s ability to successfully market and distribute new devices, including the PRIV and DTEK devices;

•	the intense competition faced by the Company;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	risks related to the Company’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; and

•	risks related to the Company’s ability to attract new personnel and retain existing key personnel.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. See “Business Overview - Strategy, Products and Services” in this MD&A, as well as that section in the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company is a mobile-native security software and services company dedicated to securing the Enterprise of Things. Based in Waterloo, Ontario, the Company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

As a result of an internal reporting reorganization in the first quarter of fiscal 2017, the Company is now organized and managed as three operating segments: Software & Services, Mobility Solutions, and Service Access Fees (“SAF”). See Note 14 to the Consolidated Financial Statements for further information.
The Software & Services segment includes operations relating to the Company’s software and service offerings and products, including:

•
Enterprise software and services, which provides mobile-first security, productivity, collaboration and end-point management solutions for the Enterprise of Things through the BlackBerry Secure platform, which integrates BlackBerry’s unified endpoint management solutions (formerly BES12), BlackBerry Dynamics (formerly Good Dynamics) and BlackBerry Workspaces (formerly WatchDox), among other products and applications;

•
Business Technology Solutions, which includes QNX, Certicom, Paratek, BlackBerry Radar and the BlackBerry Internet of Things platform and Intellectual Property and Patent Licensing (the Company’s technology licensing business);

•	AtHoc, which provides secure, networked crisis communications solutions;

•	SecuSmart, which provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities;

•	Licensing and services related to BlackBerry Messenger (BBM); and

•	Professional Cybersecurity Services, which offers cybersecurity consulting services and tools.
The Mobility Solutions segment includes the development, manufacturing and sale of BlackBerry handheld devices, including accessories and non-warranty repairs, engineering services and the licensing of BlackBerry handheld device software. The Company is pursuing a new strategic direction in the Mobility Solutions segment that includes both the development and licensing of the Company’s secure device software and the outsourcing of all handset hardware development to partners. The Company anticipates that this strategy will result in increased royalty revenues, higher gross margins and reduced operating expenses, working capital and capital investment while enabling the Company to redeploy its financial resources to growth areas, including software development. As part of this new strategic direction, in the third quarter of fiscal 2017 the Company entered into a long-term agreement with TCL Communication under which BlackBerry will license its security software and service suite, as well as related brand assets, to TCL Communication who will design, manufacture, sell and provide customer support for BlackBerry-branded handsets featuring BlackBerry’s secure Android software. This agreement is exclusive in all countries with the exception of India, Sri Lanka, Nepal, Bangladesh and Indonesia. The Company entered into a similar agreement with PT BB Merah Putih for Indonesia in the second quarter of fiscal 2017 and expects to enter into one or more other such agreements with other partners that can offer a competitive hardware portfolio, distribution scale, access to new channels and support for the BlackBerry brand. The Company expects the first handsets produced under the Indonesia agreement to be shipped in the fourth quarter of fiscal 2017.
The SAF segment includes service access fees charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, and an allocation of revenue relating to service obligations and unspecified future software upgrades associated with BlackBerry 10 devices.
Across all businesses, BlackBerry products and services are widely recognized in the market for productivity and security, and the Company believes that it delivers the most secure end-to-end mobile enterprise solutions in the market.  With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries and select vertical markets, including government, financial services, legal and healthcare.
The Company has experienced a significant decline in revenue due to intense competition and other factors, as discussed below under “Results of Operations – Three months ended November 30, 2016 compared to three months ended November 28, 2015 – Revenue” and “Results of Operations – Nine months ended November 30, 2016 compared to nine months ended November 28, 2015 – Revenue”.
On September 28, 2016, the Company announced the appointment of Steven Capelli as Chief Financial Officer of the Company as of October 1, 2016, and the resignation of James Yersh.
Strategy, Products and Services
The Company is executing a strategy to leverage its strengths in mobility management and security to refocus its business in the enterprise software and services space, while maintaining a presence in the highly competitive smartphone and mobility solutions market. This strategy includes increasing the Company’s product and service offerings through strategic acquisitions and targeted growth in internal investments, including security and device software, applications and vertical solutions. The Company’s goal is to maintain its market leadership in the enterprise mobility segment by continuing to extend the functionality of its enterprise software portfolio beyond enterprise mobility management (“EMM”), to offer the most comprehensive and

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

secure mobile platform for managing endpoints in the Enterprise of Things. The Company defines the Enterprise of Things as the network of intelligent devices, computer, sensors, trackers, equipment and other endpoints within the enterprise that communicate with each other to enable smart product development and distribution, service delivery, marketing and sales.
BlackBerry has aligned its businesses and operations to drive greater efficiency and speed in bringing new offerings to market, while optimizing assets and capabilities in support of the Company’s overall strategy and financial objectives. Also see the “Narrative Description of the Business - Strategy” and “Narrative Description of the Business - Products and Services” sections in the AIF, which is included in the Annual Report.
The Company’s core software and services offering is the BlackBerry Secure platform, which integrates BlackBerry UEM and BlackBerry Dynamics and supports BlackBerry 10 and legacy BlackBerry devices, iOS, Android and Windows Phone® devices, the QNX CAR Platform and Neutrino Operating System, AtHoc Alert, SecuSUITE, and the BlackBerry Workspaces. The Company also licenses its intellectual property assets and intends to increase recurring revenue from this program. The Company’s latest devices are the DTEK60, DTEK50 and PRIV, running the Android operating system. Its latest BlackBerry 10 smartphone models are the Passport Silver Edition, Leap, and Classic. As at the end of the third quarter of fiscal 2017, the Company had a smartphone user base of approximately 16 million.
The Company continues to enhance its BlackBerry 10 software offerings with new value-added services, including advanced security tools and additional enterprise services.
Recent Developments
The Company has executed on its strategy in fiscal 2017 through the following initiatives:

•	launching BlackBerry Secure, a comprehensive and fully integrated enterprise mobility platform as described above;

•	entering into agreements with TCL Communication and PT BB Merah Putih described above;

•	the DTEK60 and DTEK50, the world’s most secure Android smartphones;

•	achieved common criteria National Information Assurance Partnership (“NIAP”) certification for BB 10.3.3;

•	announcing plans to launch the BlackBerry Innovation Center to focus on developing secure software for connected cars and autonomous driving;

•
announcing plans to launch a Federal Cybersecurity Operations Center to support FedRAMP and other government security certification initiatives, led by former U.S. Coast Guard CIO, Rear Admiral Bob Day Jr. (retired);

•	the new Enterprise Partner Program to stimulate growth and drive profit for partners; and

•	BlackBerry Radar, a new end-to-end asset tracking system for trucking companies and private fleet operators to optimize asset utilization, reduce theft, and cut operational costs.
Also, on October 31, 2016, the Company announced that it had entered into a non-exclusive agreement with Ford Motor Company for expanded use of BlackBerry's QNX OS, hypervisor and audio processing software as well as Certicom and security software. As part of this agreement, BlackBerry has dedicated a team to work on R&D initiatives for the future of the connected car.
Inventory Write-down
The Company has experienced less than expected end customer demand for smartphones launched prior to the DTEK50 and DTEK60 (“BlackBerry-designed smartphones”) due to the decline in the high-end smart phone market and intense competition. Based on these factors, the Company revised its future pricing assumptions for finished products, work-in-process and raw materials and the resulting estimated net realizable value of its inventory and recorded non-cash, non-GAAP, charges against inventory and supply commitments of approximately nil and $137 million for the three and nine months ended November 30, 2016 relating to the write-down of BlackBerry-designed smartphones ($2 million and $146 million, respectively, on a U.S. GAAP basis).
Assets Held for Sale
As part of the RAP, the Company has decided to sell certain data center assets to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at November 30, 2016, valued at $87 million. The fair values of the Company’s assets held for sale were determined using bids from prospective purchasers and market appraisals conducted for the Company by certified appraisers, and are classified as Level 2. The Company recorded losses of approximately $42 million and $165 million during the three and nine months ended November 30, 2016, respectively, related to the write-down to fair value less costs to sell the assets held for sale. All losses on disposal or on write-down to fair value less costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total RAP program charges. The Company intends to complete the sale of these assets before the end of fiscal 2017.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debt Redemption and New Issuance
On August 26, 2016, the Company announced that, with the approval of the holders of the Company’s 6% unsecured convertible debentures (the “6% Debentures”), the indenture governing the 6% Debentures had been amended to permit optional redemption by the Company prior to November 13, 2016, the first date the Company would have otherwise been able to redeem the 6% Debentures. The Company announced that it would redeem the 6% Debentures for a redemption amount of approximately $1.33 billion (the “Redemption Amount”), which would settle all outstanding obligations of the Company in respect of the 6% Debentures. The redemption was completed on September 2, 2016. As the Company accounted for the 6% Debentures at fair value, the Redemption Amount represented the fair value of the 6% Debentures at August 31, 2016 and therefore the impact to the consolidated statement of operations of the redemption was recorded in the second quarter of fiscal 2016.
Also on August 26, 2016, the Company announced that it had reached an agreement with certain holders of the 6% Debentures to invest in the Company through a $605 million private placement of new debentures (the “3.75% Debentures” and collectively with the 6% Debentures, the “Debentures”), which replaced the 6% Debentures in part. The 3.75% Debentures were issued on September 7, 2016. The 3.75% Debentures have terms that are substantially identical to those of the 6% Debentures except that the Company does not have the option to redeem the 3.75% Debentures prior to maturity, and they bear a lower rate of interest at 3.75% per annum. Quarterly and annual interest expense on the 3.75% Debentures are approximately $6 million and $23 million, respectively.
Fairfax, a related party under U.S. GAAP, owned $500 million principal amount of the original 6% Debentures and also purchased $500 million principal amount of the new 3.75% Debentures. As such, the redemption of Fairfax’s portion of the 6% Debentures, the investment by Fairfax in the 3.75% Debentures and the payment of interest on the 3.75% Debentures represent related-party transactions. Fairfax receives interest at the same rate as other Debenture holders.
Segment Reporting
As noted above, the Company is organized and operated as three separate business segments: Software & Services, Mobility Solutions, and SAF. This change was made in the first quarter of fiscal 2017 to focus the operational management on the Company’s core areas of business and support strategic growth initiatives.
Goodwill Impairment Charge
As a result of the internal reporting reorganization, the Company now also consists of multiple reporting units within the three operating segments. This change in reporting unit structure necessitated an impairment assessment. In the first quarter of fiscal 2017, the Company conducted this impairment assessment and determined that the carrying value of goodwill in certain reporting units was impaired. Consequently, the Company recorded total goodwill impairment charges of $5 million and $52 million in the Mobility Solutions and SAF segments, respectively, for a total of $57 million (the “Goodwill Impairment Charge”). For additional information, see Note 1 to the Consolidated Financial Statements.
Long-lived Asset Impairment Charge
As a result of the goodwill impairment assessment, the Company determined that indicators of potential impairment in certain long-lived assets (“LLA”) associated with the affected reporting units existed. Consequently, in the first quarter of 2017 the Company performed an LLA impairment analysis on the asset groups associated with the affected reporting units, using the procedure as described in Note 1 to the Consolidated Financial Statements. The Company concluded that the carrying value of certain asset groups was impaired and the Company recorded a non-cash, pre-tax and after-tax charge against its LLA of approximately $501 million (the “LLA Impairment Charge”), which was applicable to the intellectual property within the Mobility Solutions segment.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On December 20, 2016, the Company announced financial results for the three and nine months ended November 30, 2016, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted income (loss) per share.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended November 30, 2016, these measures were adjusted for the following (collectively, the “Q3 Fiscal 2017 Non-GAAP Adjustments”):

•
the Q3 Fiscal 2017 Debentures Fair Value Adjustment (as defined below under “Third Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $2 million (pre-tax and after tax);

•	the write-down of assets held for sale to fair value less costs to sell of approximately $42 million (pre-tax and after tax);

•	RAP charges consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $24 million (pre-tax and after tax);

•	Cost Optimization and Resource Efficiency (“CORE”) program recoveries of approximately $2 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $12 million (pre-tax and after tax);

•	stock compensation expense of approximately $15 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $28 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $5 million (pre-tax and after tax).
For the nine months ended November 30, 2016, these measures were adjusted for the following (collectively, the “Fiscal 2017 Non-GAAP Adjustments”):

•	the LLA Impairment Charge of $501 million;

•	the Goodwill Impairment Charge of $57 million;

•	the write-down of inventory in the amount of $137 million relating to BlackBerry-designed smartphones;

•
the Fiscal 2017 Debentures Fair Value Adjustment (as defined below under “Third Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) of approximately $40 million (pre-tax and after tax);

•	the write-down of assets held for sale to fair value less costs to sell of approximately $165 million (pre-tax and after tax);

•	RAP charges of approximately $73 million (pre-tax and after tax);

•	CORE program recoveries of approximately $7 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $54 million (pre-tax and after tax);

•	stock compensation expense of approximately $45 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $84 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $16 million (pre-tax and after tax).

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted income (loss) before income taxes, adjusted net income (loss), adjusted income (loss) per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three months ended November 30, 2016 was included in the Company’s press release dated December 20, 2016, and is reflected in the table below.

Q3 Fiscal 2017 Non-GAAP Adjustments		For the Three Months Ended November 30, 2016 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$289	$193	66.8%	$(118)	$(117)	$(0.22)
Debentures fair value adjustment(1)	Debentures fair value adjustment	—	—	—%	2	2
Write-down of assets held for sale	Selling, marketing and administration	—	—	—%	42	42
RAP charges (2)	Cost of sales	—	5	1.7%	5	5
RAP charges (2)	Research and development	—	—	—%	(1)	(1)
RAP charges (2)	Selling, marketing and administration	—	—	—%	20	20
CORE program recovery	Selling, marketing and administration	—	—	—%	(2)	(2)
Software deferred revenue acquired	Revenue (3)	12	12	1.3%	12	12
Stock compensation expense	Research and development	—	—	—%	4	4
Stock compensation expense	Selling, marketing and administration	—	—	—%	11	11
Acquired intangibles amortization	Amortization	—	—	—%	28	28
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	5	5
Adjusted		$301	$210	69.8%	$8	$9	$0.02

(1) See “Third Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.
(2) See “Third Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights - RAP”.
(3) Included within software and service revenues.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation from the most directly comparable U.S. GAAP measures to the non-GAAP financial measures for the nine months ended November 30, 2016 is reflected in the table below.

Fiscal 2017 Non-GAAP Adjustments		For the Nine Months Ended November 30, 2016 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Net income (loss) before income taxes	Net income (loss)	Basic earnings (loss) per share
As reported		$1,023	$445	43.5%	$(1,159)	$(1,159)	$(2.21)
LLA Impairment Charge (1)	Impairment of long-lived assets	—	—	—%	501	501
Goodwill Impairment Charge (2)	Impairment of goodwill	—	—	—%	57	57
Inventory write-down	Cost of sales (3)	—	137	13.4%	137	137
Debentures fair value adjustment (4)	Debentures fair value adjustment	—	—	—%	40	40
Write-down of assets held for sale	Selling, marketing and administration	—	—	—%	165	165
RAP charges (5)	Cost of sales	—	19	1.8%	19	19
RAP charges (5)	Research and development	—	—	—%	1	1
RAP charges (5)	Selling, marketing and administration	—	—	—%	53	53
CORE program recovery	Selling, marketing and administration	—	—	—%	(7)	(7)
Software deferred revenue acquired	Revenue (6)	54	54	2.1%	54	54
Stock compensation expense	Research and development	—	—	—%	12	12
Stock compensation expense	Selling, marketing and administration	—	—	—%	33	33
Acquired intangibles amortization	Amortization	—	—	—%	84	84
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	16	$16
Adjusted		$1,077	$655	60.8%	$6	$6	$0.01
(1) See “Business Overview - Long-lived Asset Impairment Charge”.
(2) See “Business Overview - Goodwill Impairment Charge”.
(3) Included within Mobility Solutions gross margin.
(4) See “Third Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights - Debentures Fair Value Adjustment”.
(5) See “Third Quarter Fiscal 2017 Summary Results of Operations – Financial Highlights - RAP”.
(6) Included within software and service revenues.

Similarly, on December 18, 2015, the Company announced financial results for the three and nine months ended November 28, 2015, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net loss and adjusted loss per share.

For the three months ended November 28, 2015, these measures were adjusted for the following (collectively, the “Q3 Fiscal 2016 Non-GAAP Adjustments”):

•	the 6% Debentures fair value adjustment of $5 million (pre-tax and after tax);

•	RAP charges of approximately $33 million (pre-tax and after tax);

•	CORE program recoveries of approximately $6 million (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $9 million (pre-tax and after tax);

•	stock compensation expense of approximately $14 million (pre-tax and after tax);

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	amortization of intangible assets acquired through business combinations of approximately $18 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $11 million (pre-tax and after tax).
For the nine months ended November 28, 2015, these measures were adjusted for the following (collectively, the “Fiscal 2016 Non-GAAP Adjustments”):

•	the 6% Debentures fair value adjustment of $390 million (pre-tax and after tax);

•	RAP charges of approximately $164 million (pre-tax and after tax);

•	CORE program charges of approximately $9 million pre-tax (pre-tax and after tax);

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $10 million (pre-tax and after tax);

•	stock compensation expense of approximately $42 million (pre-tax and after tax);

•	amortization of intangible assets acquired through business combinations of approximately $38 million (pre-tax and after tax); and

•	business acquisition and integration costs incurred through business combinations of approximately $12 million (pre-tax and after tax).
A reconciliation from the most directly comparable U.S. GAAP measures to these non-GAAP financial measures for the three and nine months ended November 28, 2015 was included in the Company’s press release, dated December 18, 2015, and is reflected in the table below.

		For the Three Months Ended November 28, 2015 (in millions)			For the Nine Months Ended November 28, 2015 (in millions)
	Income statement location	Gross margin (before taxes)	Loss before income taxes	Net loss	Gross margin (before taxes)	Loss before income taxes	Net income (loss )
As reported		$236	$(120)	$(89)	$731	$(26)	$30
Debentures fair value adjustment	Debentures fair value adjustment	—	(5)	(5)	—	(390)	(390)
RAP charges	Cost of sales	5	5	5	40	40	40
RAP charges	Research and development	—	2	2		29	29
RAP charges	Selling, marketing and administration	—	26	26		95	95
CORE program charges	Research and development	—	—	—	—	2	2
CORE program charges	Selling, marketing and administration	—	(6)	(6)	—	7	7
Software deferred revenue acquired	Revenue	9	9	9	10	10	10
Stock compensation expense	Cost of sales	—	—	—	1	1	1
Stock compensation expense	Research and development	—	4	4	—	12	12
Stock compensation expense	Selling, marketing and administration	—	10	10	—	29	29
Acquired intangibles amortization	Amortization	—	18	18	—	38	38
Business acquisition and integration costs	Selling, marketing and administration	—	11	11	—	12	12
Adjusted		$250	$(46)	$(15)	$782	$(141)	$(85)

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported adjusted EBITDA, as presented in the table below, for the three and nine months ended November 30, 2016 of $37 million and $139 million, respectively. This is a non-GAAP financial measure that does not have any standardized meaning as prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.

	For the Three Months Ended November 30, 2016 (in millions)	For the Nine Months Ended November 30, 2016 (in millions)
Operating loss	$(114)	$(1,124)
Non-GAAP adjustments to operating loss
LLA Impairment Charge	—	501
Goodwill Impairment Charge	—	57
Inventory write-down	—	137
Debentures fair value adjustment	2	40
Write-down of assets held for sale	42	165
RAP charges	24	73
CORE program recoveries	(2)	(7)
Software deferred revenue acquired	12	54
Stock compensation expense	15	45
Acquired intangibles amortization	28	84
Business acquisition and integration costs	5	16
Total non-GAAP adjustments to operating loss	126	1,165
Non-GAAP operating income	12	41
Amortization	53	182
Acquired intangibles amortization	(28)	(84)
Adjusted EBITDA	$37	$139

Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A, with the exception of additional disclosure as described in Note 1 of the Consolidated Financial Statements.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2016. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In March 2016, the FASB issued a new accounting standard on the topic of revenue from contracts with customers. The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

In March 2016, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In April 2016, the FASB issued an update that clarifies the implementation guidance on identifying promised goods or services and on determining whether an entity’s promise to grant a license with either a right to use the entity’s intellectual property (which is satisfied at a point in time) or a right to access the entity’s intellectual property (which is satisfied over time). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2016, the FASB issued an update that rescinds various standards codified as part of Topic 605, Revenue Recognition, in relation to the future adoption of Topic 606, Revenue from Contracts with Customers. These rescissions include changes to topics pertaining to revenue and expense recognition for freight services in process, accounting for shipping and handling fees and costs, and accounting for consideration given by a vendor to a customer. The Company is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2016, the FASB issued a new accounting standard on the topic of revenue contracts that aims to reduce the risk of diversity in practice, including collectibility, non-cash consideration, presentation of sales tax and transition. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In June 2016, the FASB issued a new accounting standard on the topic of financial instruments that replaces the “incurred loss” impairment methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred, with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for annual reporting periods and interim periods therein beginning after December 15, 2018. The Company will adopt this guidance in the first quarter of fiscal 2021 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In August 2016, the FASB issued a new accounting standard on the topic of statements of cash flows. The amendments in this update clarify the classification of certain cash receipts and cash payments. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In October 2016, the FASB issued a new accounting standard on the topic of income taxes. The amendments in this update improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In November 2016, the FASB issued a new accounting standard on the topic of statements of cash flows. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The guidance is effective for annual periods beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this update should be applied using a retrospective transition method to each period presented. The Company will adopt this guidance in the first quarter of fiscal 2019 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In December 2016, the FASB issued a new accounting standard update on technical corrections and improvements that will affect a wide variety of topics in the Accounting Standards Codification (the “Codification”). This update will clarify the Codification, correct errors or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice. The amendments in this update do not require transition guidance and are effective upon issuance of this update. The Company does not expect that the adoption of this guidance will have a material impact on its results of operations, financial position and disclosures.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Third Quarter Fiscal 2017 Summary Results of Operations
The following table sets forth certain unaudited consolidated statement of operations data as at November 30, 2016 and November 28, 2015 under U.S. GAAP.

	For the Three Months Ended (in millions, except for share and per share amounts)
	November 30, 2016		November 28, 2015		Change
Revenue(1)(2)	$289	100.0%	$548	100.0%	$(259)
Gross margin(1)(2)	193	66.8%	236	43.1%	(43)
Operating expenses(1)(2)	307	106.2%	340	62.0%	(33)
Income (loss) before income taxes	(118)	(40.8%)	(120)	(21.9%)	2
Provision for (recovery of) income taxes	(1)	(0.3%)	(31)	(6.0%)	30
Net income (loss)	$(117)	(40.5%)	$(89)	(16.2%)	$(28)

Earnings (loss) per share - reported
Basic	$(0.22)		$(0.17)		$(0.05)
Diluted(3)	$(0.22)		$(0.17)		$(0.05)

Weighted-average number of shares outstanding (000’s)
Basic	526,102		525,103
Diluted(3)	526,102		525,103

(1)
See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2017 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the third quarter of fiscal 2017.

(2)
See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2016 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the third quarter of fiscal 2016.

(3)
Diluted loss per share on a U.S. GAAP basis for the third quarter of fiscal 2017 and fiscal 2016 do not include the dilutive effect of the Debentures as they would be anti-dilutive. See Note 11 to the Consolidated Financial Statements for the Company’s calculation of diluted loss per share.

The following table shows information by operating segment for the three months ended November 30, 2016 and November 28, 2015. The Company reports segment information in accordance with U.S. GAAP Accounting Standards Codification Section (“ASC”) 280 based on the “management” approach. The management approach designates the internal reporting used by the Chief Operating Decision Maker for making decisions and assessing performance of the Company’s reportable operating segments. See “Business Overview” for a description of the Company’s operating segments, as well as Note 14 to the Consolidated Financial Statements.

	For the Three Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change
Revenue	$164	$164	$—	$70	$220	$(150)	$67	$173	$(106)	$301	$557	$(256)
Cost of goods sold	33	31	2	39	247	(208)	19	29	(10)	91	307	(216)
Gross margin	131	$133	$(2)	31	$(27)	$58	48	$144	$(96)	210	$250	$(40)
Operating expenses	91			26			1			118
Operating income	$40			$5			$47			$92
The Company has not presented comparative information for operating income (loss) by segment, as it cannot practically allocate past operating expenses for the comparative periods to the current segments due to a fundamental reorganization of the internal reporting structure of the Company. Prior to the reorganization into the current structure, operations for each segment were integrated and centralized, and the Company does not have a reasonable basis with which to determine how operating expenses under the current structure may have compared to the previous structure. The Company may present comparative information in future filings.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table reconciles the Company’s segment results for the three months ended November 30, 2016 to consolidated U.S. GAAP results:

	For the Three Months Ended November 30, 2016 (in millions)
	Software & Services	Mobility Solutions	SAF	Segment totals	Corporate unallocated	Subtotal	Non-GAAP adjustments (1)	Consolidated U.S. GAAP
Revenue	$164	$70	$67	$301	$—	$301	$(12)	$289
Cost of goods sold	33	39	19	91	—	91	5	96
Gross margin	131	31	48	210	—	210	(17)	193
Operating expenses	91	26	1	118	80	198	109	307
Operating income (loss)	$40	$5	$47	$92	$(80)	$12	$(126)	$(114)
(1) See “Non-GAAP Financial Measures” for the Q3 Fiscal 2017 Non-GAAP Adjustments not included in segment revenue, segment gross margin and segment operating expenses in the third quarter of fiscal 2017.
Certain corporate overhead expenses are not allocated to segment operations. These generally relate to costs associated with the Company’s corporate operations, including administrative and shared services functions, information technology related costs, legal operations, and amortization of property, plant and equipment and intangible assets.
The following table reconciles the Company’s segment results for the three months ended November 28, 2015 to consolidated U.S. GAAP results:

	For the Three Months Ended November 28, 2015 (in millions)
	Software & Services	Mobility Solutions	SAF	Segment totals	Corporate unallocated	Subtotal	Non-GAAP adjustments (1)	Consolidated U.S. GAAP
Revenue	$164	$220	$173	$557	$—	$557	$(9)	$548
Cost of goods sold	31	247	29	307	—	307	5	312
Gross margin	$133	$(27)	$144	$250	—	250	(14)	236
Operating expenses					280	280	60	340
Operating income (loss)					$(280)	$(30)	$(74)	$(104)
(1) See “Non-GAAP Financial Measures” for the Q3 Fiscal 2016 Non-GAAP Adjustments impact on segment revenue, segment gross margin and segment operating expenses in the third quarter of fiscal 2016.
Financial Highlights
The Company had approximately $1.61 billion in cash, cash equivalents and investments as of November 30, 2016.
In the third quarter of fiscal 2017, the Company recognized revenues of $289 million and incurred a loss of $117 million, or $0.22 basic and diluted loss per share on a U.S. GAAP basis. As further discussed below, net income reflects a charge associated with the change in the fair value of the 3.75% Debentures of $2 million, write-down of assets held for sale of $42 million, restructuring charges of $24 million related to the RAP, restructuring recoveries of $2 million related to the CORE program, software deferred revenue acquired of $12 million, stock compensation expense of $15 million, and acquired intangibles amortization of $28 million, and business acquisition and integration costs of $5 million recorded in the third quarter of fiscal 2017. See also “Non-GAAP Financial Measures” and “Financial Condition – Debenture Financing and Other Funding Sources” in this MD&A.
Software and Service Revenues
In the third quarter of fiscal 2017, the Company recognized software and service revenues of $160 million, which includes revenues in both the Software & Services segment and the Mobility Solutions segment. Including the impact of the relevant Q3 Fiscal 2017 Non-GAAP Adjustments, the Company recognized software and service revenues of $172 million.
The Company expects non-GAAP software and services revenues to grow at around 30% on a year-over-year basis in fiscal 2017, and to grow at a faster rate than the growth rate of the enterprise mobility software market in fiscal 2018.
The Company expects the growth of non-GAAP software and services revenues to offset the decline in service access fee revenues in fiscal 2017.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Free Cash Flow
Free cash flow is a measure of financial performance calculated as operating cash flow minus capital expenditures. Free cash flow does not have any standardized meaning as prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. For the three months ended November 30, 2016, the Company reported free cash use of $154 million, which consisted of net cash used in operating activities of $150 million plus capital expenditures of $4 million. The Company expects to generate approximately break-even free cash flow for the fourth quarter. The Company continues to expect positive adjusted EBITDA for the 2017 fiscal year.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the 3.75% Debentures; therefore, periodic revaluation is required under U.S. GAAP. The fair value adjustment does not impact the key terms of the 3.75% Debentures such as the face value, the redemption features or the conversion price. The fair value of the 3.75% Debentures as at November 30, 2016 was determined to be $607 million. In the third quarter of fiscal 2017, the Company recorded a charge associated with the change in the fair value of the 3.75% Debentures of approximately $2 million (pre-tax and after tax) (the “Q3 Fiscal 2017 Debentures Fair Value Adjustment”). For the nine months ended November 30, 2016, the Company recorded a net charge associated with the change in the fair value of the Debentures of approximately $40 million (pre-tax and after tax) (the “Fiscal 2017 Debentures Fair Value Adjustment”).
RAP
During the first quarter of fiscal 2016, the Company commenced the RAP with the objectives of (i) reallocating resources to capitalize on growth opportunities, (ii) providing the operational ability to better leverage contract research and development services relating to its handheld devices, and (iii) reaching sustainable profitability. During the three and nine months ended November 30, 2016, the Company incurred approximately $66 million and $238 million, respectively, in total pre-tax charges related to this program for employee termination benefits, facilities costs and abandonment of long-lived assets. This included the write-down to fair value less costs to sell of the assets held for sale of $42 million and $165 million, respectively, as described above in “Business Overview – Assets Held for Sale”. Excluding the write-downs associated with assets held for sale, the Company incurred $24 million and $73 million in charges under the RAP for the three and nine months ended November 30, 2016. The Company expects to incur additional charges in fiscal 2017 related to the new strategic direction in its Mobility Solutions business.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Three months ended November 30, 2016 compared to three months ended November 28, 2015
The following table sets forth certain consolidated statement of operations data as at November 30, 2016 and November 28, 2015 under U.S. GAAP.

	For the Three Months Ended (in millions, except for share and per share amounts)
	November 30, 2016		November 28, 2015		Change
Revenue(1)(2)	$289	100.0%	$548	100.0%	$(259)
Gross margin(1)(2)	193	66.8%	236	43.1%	(43)
Operating expenses(1)(2)	307	106.2%	340	62.0%	(33)
Income (loss) before income taxes	(118)	(40.8%)	(120)	(21.9%)	2
Provision for (recovery of) income taxes	(1)	(0.3%)	(31)	(6.0%)	30
Net income (loss)	$(117)	(40.5%)	$(89)	(16.2%)	$(28)

Earnings (loss) per share - reported
Basic	$(0.22)		$(0.17)		$(0.05)
Diluted(3)	$(0.22)		$(0.17)		$(0.05)

Weighted-average number of shares outstanding (000’s)
Basic	526,102		525,103
Diluted(3)	526,102		525,103

(1)
See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2017 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the third quarter of fiscal 2017.

(2)
See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2016 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in the third quarter of fiscal 2016.

(3)
Diluted loss per share on a U.S. GAAP basis for the third quarter of fiscal 2017 and fiscal 2016 do not include the dilutive effect of the Debentures as they would be anti-dilutive. See Note 11 to the Consolidated Financial Statements for the Company’s calculation of diluted loss per share.

Consolidated Revenue
Consolidated revenue decreased by $259 million to approximately $289 million in the third quarter of fiscal 2017 from $548 million in the third quarter of fiscal 2016. The decrease was primarily due to a decrease of $158 million in hardware and other revenues to $62 million from $220 million and a decrease of $106 million in service access fee revenues to $67 million from $173 million.
The decrease in hardware and other revenues of $158 million was attributable to decreased demand, the Company’s aging product portfolio and a decrease in the average selling price of hardware. The decrease in service access fee revenues of $106 million, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or to a competitor’s device) and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the third quarter of fiscal 2016.
Excluding IP licensing revenue, company total software and services revenues increased by 50% in the third quarter of fiscal 2017 compared to the third quarter of fiscal 2016.
Consolidated Gross Margin
Consolidated gross margin decreased by $43 million to approximately $193 million in the third quarter of fiscal 2017 from $236 million in the third quarter of fiscal 2016. The decrease was primarily due to the decline in gross margin associated with service access fees, partially offset by an increase in gross margin from hardware and other products.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The decrease in gross margin associated with service access fees was primarily attributable to the decline in service access fee revenues discussed above in “Consolidated Revenue”, as cost of goods sold associated with service access fees were consistent in the third quarter of fiscal 2017 and the third quarter of fiscal 2016. The increase in gross margin associated with hardware and other products is primarily attributable to a decrease in royalty expenses resulting from the Company’s LLA impairment recorded in the first quarter of fiscal 2017, partially offset by an increase in cost of sales associated with engineering services.
Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	November 30, 2016		November 28, 2015		Change
Revenue by Geography
North America	$167	57.8%	$275	50.2%	$(108)	(39.3)%
Europe, Middle East and Africa	87	30.1%	194	35.4%	(107)	(55.2)%
Latin America	7	2.4%	24	4.4%	(17)	(70.8)%
Asia Pacific	28	9.7%	55	10.0%	(27)	(49.1)%
	$289	100.0%	$548	100.0%	$(259)	(47.3)%
North America Revenues
Revenues in North America were $167 million, or 57.8% of revenue, in the third quarter of fiscal 2017, reflecting a decrease of $108 million compared to $275 million, or 50.2% of revenue, in the third quarter of fiscal 2016. Sales in the United States represented approximately 51.2% of total revenue in the third quarter of fiscal 2017, compared to 40.0% of total revenue in the third quarter of fiscal 2016 and sales in Canada represented approximately 6.6% of revenue in the third quarter of fiscal 2017, compared to 10.2% of revenue in the third quarter of fiscal 2016.
Revenues in North America decreased compared to the third quarter of fiscal 2016 primarily from a decrease in hardware and other revenues due to the reasons discussed above in “Consolidated Revenue”, a decrease in technology licensing revenue and a decrease in service access fee revenues due to the reasons discussed above in “Consolidated Revenue”, partially offset by revenue attributable to the acquisitions of Good Technology and AtHoc Inc. midway through the third quarter of fiscal 2016, whose revenues are primarily derived from the North American market.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $87 million or 30.1% of revenue in the third quarter of fiscal 2017, reflecting a decrease of $107 million compared to $194 million or 35.4% of revenue in the third quarter of fiscal 2016. The decrease in revenues is due to the continued erosion of service access fees and decreased hardware demand, partially offset by the sale of BlackBerry devices running the Android operating system.
Latin America Revenues
Revenues in Latin America were $7 million or 2.4% of revenue in the third quarter of fiscal 2017, reflecting a decrease of $17 million compared to $24 million or 4.4% of revenue in the third quarter of fiscal 2016. The decrease in revenues is primarily due to a reduction in service access fee revenues, as well as decreased hardware demand.
Asia Pacific Revenues
Revenues in Asia Pacific were $28 million or 9.7% of revenue in the third quarter of fiscal 2017, reflecting a decrease of $27 million compared to $55 million or 10.0% of revenue in the third quarter of fiscal 2016. The decrease in revenue is due to the reduction in service access fee revenues and decreased hardware demand, partially offset by the sale of BlackBerry devices running the Android operating system.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Segment
Comparative breakdowns of revenues by operating segment are set forth below. See “Business Overview” and “Third Quarter Fiscal 2017 Summary Results of Operations” for information about the Company’s operating segments and the basis of the operating segment results.

	For the Three Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change
Revenue	$164	$164	$—	$70	$220	($150)	$67	$173	($106)	$301	$557	($256)
Software & Services
Software & Services segment revenue, which includes fees from licensed enterprise software, client access licenses, maintenance and upgrades, software licensing revenues (other than device software licensing revenues), technology licensing revenues, and technical support revenues, was unchanged at $164 million, or 54.5% of segment revenue, in the third quarter of fiscal 2017, compared to $164 million, or 29.4% of segment revenue, in the third quarter of fiscal 2016. The comparable level of revenue was primarily attributable to the acquisitions of Good Technology and AtHoc Inc. midway through the third quarter of fiscal 2016 as well as an increase in revenues generated from QNX, which was offset by a decrease in technology licensing revenue. The Company generated $8 million in technology licensing revenue in the third quarter of fiscal 2017.
The Company’s Software & Services segment revenue, excluding IP licensing and professional services revenue, was approximately 80% recurring (subscription based) in the third quarter of fiscal 2017.
Mobility Solutions
Mobility Solutions segment revenue, which includes revenue from the sale of BlackBerry handheld devices, related accessories, non-warranty repairs, engineering services and device software licensing revenues, was $70 million, or 23.3% of segment revenue, in the third quarter of fiscal 2017, compared to $220 million, or 39.5% of segment revenue, in the third quarter of fiscal 2016, representing a decrease of $150 million, or 68.2%. The $150 million decrease in Mobility Solutions segment revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
SAF
SAF segment revenue decreased by $106 million, or 61.3%, to $67 million, or 22.2% of segment revenue, in the third quarter of fiscal 2017, compared to $173 million, or 31.1% of segment revenue, in the third quarter of fiscal 2016. The decrease was due to the reasons discussed above in “Consolidated Revenue”.
In the second quarter of fiscal 2017, the Company stated its expectations that SAF segment revenue would decline by approximately 20% in the third quarter of fiscal 2017. SAF segment revenue for the third quarter of fiscal 2017 decreased by approximately 26% compared to the second quarter of fiscal 2017. The decrease was higher than expected due to a greater than expected decline in revenue mix to lower tiered plans as noted above. The Company expects SAF segment revenue to decline by approximately 25% in the fourth quarter of fiscal 2017.
Gross Margin by Segment
Comparative breakdowns of gross margins by operating segment are set forth below. See “Business Overview” and “Third Quarter Fiscal 2017 Summary Results of Operations” for information about the Company’s operating segments and the basis of operating segment results.

	For the Three Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change
Gross Margin	$131	$133	$(2)	$31	$(27)	$58	$48	$144	$(96)	$210	$250	$(40)
Total segment gross margin decreased by $40 million to $210 million, or 69.8% of segment revenue, in the third quarter of fiscal 2017, compared to $250 million, or 44.9% of segment revenue, in the third quarter of fiscal 2016.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the second quarter of fiscal 2017, the Company stated that it expected non-GAAP gross margin, which equals total segment gross margin, to be between 55% and 60% in the third quarter of fiscal 2017. The non-GAAP gross margin in the third quarter of fiscal 2017 was 69.8%, which was higher than expected due to a greater proportion of the Company’s segment revenue coming from Software & Services than expected, improved Mobility Solutions segment gross margins, and a more favourable revenue mix. The Company expects the non-GAAP gross margin to be approximately 64% in the fourth quarter of fiscal 2017.
Software & Services
Software & Services segment gross margin decreased by $2 million to $131 million, or 79.9% of Software & Services segment revenue, in the third quarter of fiscal 2017, compared to $133 million, or 81.1% of Software & Services segment revenue, in the third quarter of fiscal 2016. The decrease was primarily attributable to a decrease in technology licensing revenue, which has comparatively higher margins, and was partially offset by a reduction in the infrastructure cost component of cost of goods sold.
Mobility Solutions
Mobility Solutions segment gross margin increased by $58 million to $31 million, or 44.3% of Mobility Solutions segment revenue, in the third quarter of fiscal 2017, compared to $(27) million, or (12.3)% of Mobility Solutions segment revenue, in the third quarter of fiscal 2016. The $58 million increase in Mobility Solutions segment gross margin was primarily due to the reasons discussed above in “Consolidated Gross Margin”.
SAF
SAF segment gross margin decreased by $96 million to $48 million, or 71.6% of SAF segment revenue, in the third quarter of fiscal 2017, compared to $144 million, or 83.2% of SAF segment revenue, in the third quarter of fiscal 2016.
The $96 million decrease in SAF segment gross margin was primarily due to the reasons discussed above in “Consolidated Revenue”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended November 30, 2016, compared to the quarter ended August 31, 2016 and the quarter ended November 28, 2015. The Company believes it is meaningful to also provide a comparison between the third quarter of fiscal 2017 and the second quarter of fiscal 2017 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	November 30, 2016		August 31, 2016		November 28, 2015
		% of Revenue		% of Revenue		% of Revenue
Revenue	$289		$334		$548
Operating expenses
Research and development (1)(2)(3)	$75	26.0%	$85	25.4%	$100	18.2%
Selling, marketing and administration (1)(2)(3)	145	50.2%	139	41.6%	177	32.3%
Amortization	43	14.9%	44	13.2%	68	12.4%
Write-down of assets held for sale (1)(3)	42	14.5%	123	36.8%	—	—%
Debentures fair value adjustment (1)(2)(3)	2	0.7%	62	18.6%	(5)	(0.9)%
Total	$307	106.3%	$453	135.6%	$340	62.0%
_________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2017 Non-GAAP Adjustments on adjusted operating expenditures in the third quarter of fiscal 2017.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2016 Non-GAAP Adjustments on adjusted operating expenditures in the third quarter of fiscal 2016.

(3)
In the second quarter of fiscal 2017, the Company recorded non-cash charges associated with a change in the fair value of the 6% Debentures of approximately $62 million, CORE program recoveries of approximately $2 million in selling, marketing and administration expenses, write-down of assets held for sale of $123 million in selling, marketing and administration expenses, RAP charges of approximately $17 million in selling, marketing and administration expenses, stock compensation expense of $4 million and $14 million in research and development and selling, marketing and administration expenses, respectively, acquired intangibles amortization of $28 million, and $4 million in business acquisition and integration costs in selling, marketing and administration expenses (the “Q2 Fiscal 2017 Non-GAAP Adjustments”).

Operating expenses decreased by $146 million, or 32.2%, to $307 million, or 106.3% of revenue, in the third quarter of fiscal 2017, compared to $453 million, or 135.6% of revenue, in the second quarter of fiscal 2017. The decrease was primarily attributable to a decrease in the size of the write-down of assets held for sale and a decrease in non-cash charges associated with a change in the fair value of the Debentures.
Excluding the impact of the relevant Q3 Fiscal 2017 Non-GAAP Adjustments and Q2 Fiscal 2017 Non-GAAP Adjustments, operating expenses decreased by $5 million. The decrease was primarily attributable to reduced salaries and benefits costs and reduced research costs related to the Mobility Solutions business, partially offset by an increase in foreign exchange losses in the third quarter of fiscal 2017.
Operating expenses decreased by $33 million, or 9.7%, to $307 million or 106.3% of revenue in the third quarter of fiscal 2017, compared to approximately $340 million or 62.0% of revenue in the third quarter of fiscal 2016. The decrease was primarily attributable to a decrease in amortization expense and reduced salaries and benefits costs, partially offset by the write-down of assets held for sale not present in the prior year.
Excluding the impact of the relevant Q3 Fiscal 2017 Non-GAAP Adjustments and Q3 Fiscal 2016 Non-GAAP Adjustments, operating expenses decreased by $82 million. This decrease was primarily attributable to a decrease in amortization expense, reduced salaries and benefits costs and decreases in marketing and advertising expense.
The Company expects operating expenses to decline in the fourth quarter of fiscal 2017 compared to the third quarter of fiscal 2017.
Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits costs for technical personnel, new product development costs, travel expenses, office and building costs, infrastructure costs and other employee costs.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and development expenses decreased by $25 million, or 25.0%, to $75 million in the third quarter of fiscal 2017, compared to $100 million in the third quarter of fiscal 2016. Excluding the impact of the relevant Q3 Fiscal 2017 Non-GAAP Adjustments and Q3 Fiscal 2016 Non-GAAP Adjustments, research and development expenses decreased by $22 million. The decrease was primarily attributable to reduced salaries and benefits costs and to a reallocation of costs to cost of sales associated with engineering services.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $32 million, or 18.1%, to $145 million in the third quarter of fiscal 2017 compared to $177 million in the third quarter of fiscal 2016. Excluding the impact of the relevant Q3 Fiscal 2017 Non-GAAP Adjustments and Q3 Fiscal 2016 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $25 million. The decrease was primarily attributable to reduced marketing and advertising costs, a decrease in facilities costs and reduced salaries and benefits costs, partially offset by increase in foreign exchange losses.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the third quarter of fiscal 2017 compared to the third quarter of fiscal 2016. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of Sales
	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change
Property, plant and equipment	$6	$16	$(10)	$10	$13	$(3)
Intangible assets	37	52	(15)	—	81	(81)
Total	$43	$68	$(25)	$10	$94	$(84)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $25 million to $43 million for the third quarter of fiscal 2017, compared to $68 million for the third quarter of fiscal 2016. The decrease in amortization expense reflects the lower cost base of assets as a result of the RAP and the LLA Impairment Charge.
Excluding the impact of the relevant Q3 Fiscal 2017 Non-GAAP Adjustments and Q3 Fiscal 2016 Non-GAAP Adjustments, amortization decreased by $35 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $84 million to $10 million for the third quarter of fiscal 2017, compared to $94 million for third quarter of fiscal 2016. The decrease primarily reflects the lower cost base of assets as a result of the LLA Impairment Charge and patent abandonments during fiscal 2017.
Investment Loss
Investment loss, which includes the interest expense from the Debentures, decreased by $12 million to $4 million in the third quarter of fiscal 2017 from $16 million in the third quarter of fiscal 2016. The decrease in investment loss is primarily attributable to a lower rate of interest on the 3.75% Debentures relative to the 6% Debentures. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the third quarter of fiscal 2017, the Company’s net effective income tax recovery rate was approximately 0%, compared to a net effective income tax recovery rate of approximately 26% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net loss for the third quarter of fiscal 2017 was $117 million, reflecting an increase in net loss of $28 million, compared to net loss of $89 million in the third quarter of fiscal 2016. After giving effect to the relevant Q3 Fiscal 2017 Non-GAAP Adjustments and Q3 Fiscal 2016 Non-GAAP Adjustments, the Company’s non-GAAP net income was $9 million compared to a non-GAAP net loss of $15 million, reflecting a decrease in net loss of $24 million primarily due to a reduction in operating expenditures and an increase in the Company’s gross margin.
For the third quarter of fiscal 2017, basic and diluted loss per share was $0.22, compared to $0.17 basic and diluted earnings per share for the same period in the prior fiscal year. The Company now expects non-GAAP earnings per share profitability in fiscal 2017.
Common Shares Outstanding
On December 15, 2016, there were 530 million common shares, options to purchase 2 million common shares, 22 million restricted share units and 0.5 million deferred share units outstanding. In addition, 60.5 million common shares are issuable upon conversion in full of the 3.75% Debentures as described in Note 9 to the Consolidated Financial Statements.
The Company has not paid any cash dividends during the last three fiscal years.
Results of Operations - Nine months ended November 30, 2016 compared to nine months ended November 28, 2015
The following table sets forth certain unaudited consolidated statements of operations data as at November 30, 2016 and November 28, 2015 under U.S. GAAP.

	For the Nine Months Ended (in millions, except for share and per share amounts)
	November 30, 2016		November 28, 2015		Change
Revenue(1)(2)	$1,023	100.0%	$1,696	100.0%	$(673)
Gross margin (1)(2)	445	43.5%	731	43.1%	(286)
Operating expenses (1)(2)	1,569	153.4%	713	42.0%	856
Income (loss) before income taxes	(1,159)	(113.3%)	(26)	(1.5%)	(1,133)
Recovery of income taxes	—	—%	(56)	(3.3%)	56
Net income (loss)	$(1,159)	(114.0%)	$30	2.0%	$(1,189)

Earnings (loss) per share - reported
Basic	$(2.21)		$0.06		$(2.27)
Diluted	$(2.21)		$(0.46)		$(1.75)

Weighted-average number of shares outstanding (000’s)
Basic	523,601		526,879
Diluted	523,601		651,879

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2017 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in fiscal 2017.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2016 Non-GAAP Adjustments on adjusted revenue, gross margin and adjusted operating expenses in fiscal 2016.

Consolidated Revenue
Consolidated revenue decreased by $673 million to approximately $1.02 billion in the first nine months of fiscal 2017 from $1.70 billion in the first nine months of fiscal 2016. The decrease was primarily due to a decrease of $375 million in hardware and other revenues to $319 million from $694 million and a decrease of $372 million in service access fee revenues to $264 million from $636 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The decrease in hardware and other revenues of $375 million was attributable to decreased demand and the Company’s aging product portfolio, which was partially offset by an increase in the average selling price of hardware. The decrease in service access fee revenues of $372 million, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or to a competitor’s device) and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the first nine months of fiscal 2016.
Consolidated Gross Margin
Consolidated gross margin decreased by $286 million to approximately $445 million in the first nine months of fiscal 2017 from $731 million in the first nine months of fiscal 2016. The decrease was primarily due to the decline in gross margin associated with service access fees and hardware and other products.
The decrease in gross margin associated with service access fees was primarily attributable to the same reasons as discussed above in “Consolidated Revenue”, as cost of goods sold associated with service access fee revenues were consistent in the first nine months of fiscal 2017 and the first nine months of fiscal 2016 . The decrease in gross margin associated with hardware and other products is primarily attributable to the write-down of inventory relating to BlackBerry-designed smartphones, which was partially offset by an increase in the average selling price of hardware, as noted above under “Consolidated Revenue”.
Revenue
Revenue by Segment
See “Business Overview” and “Third Quarter Fiscal 2017 Summary Results of Operations” for information about the Company’s operating segments and the basis of operating segment results.

	For the Nine Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change
Revenue	$486	$376	$110	$327	$694	($367)	$264	$636	($372)	$1,077	$1,706	($629)
Software & Services
Software & Services segment revenue increased by $110 million, or 29.3%, to $486 million, or 45.1% of segment revenue, in the first nine months of fiscal 2017, compared to $376 million, or 22.0% of segment revenue, in the first nine months of fiscal 2016.
The $110 million increase in Software & Services segment revenue was primarily attributable to the acquisitions of Good and AtHoc in the third quarter of fiscal 2016 and an increase in revenues generated from BBM, which was partially offset by a decrease in revenue from intellectual property licensing due to the Company recognizing revenues relating to a significant licensing agreement in the first nine months of fiscal 2016.
Mobility Solutions
Mobility Solutions segment revenue was $327 million, or 30.4% of segment revenue, in the first nine months of fiscal 2017 compared to $694 million, or 40.7% of segment revenue, in the first nine months of fiscal 2016, representing a decrease of $367 million, or 52.9%.
The $367 million decrease in Mobility Solutions segment revenue was primarily attributable to decreased demand and the Company’s aging product portfolio, which was partially offset by an increase in the average selling price of hardware.
SAF
SAF segment revenue decreased by $372 million, or 58.5%, to $264 million, or 24.5% of segment revenue, in the first nine months of fiscal 2017, compared to $636 million, or 37.3% of segment revenue, in the first nine months of fiscal 2016.
The decrease in SAF segment revenue is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or to a competitor’s device) and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, compared to the first nine months of fiscal 2016.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin
Gross Margin by Segment
See “Business Overview” and “Third Quarter Fiscal 2017 Summary Results of Operations” for information about the Company’s operating segments and the basis of operating segment results.

	For the Nine Months Ended (in millions)
	Software & Services			Mobility Solutions			SAF			Segment totals
	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change
Gross Margin	$390	$281	$109	$70	$(47)	$117	$196	$548	$(352)	$656	$782	$(126)
Total segment gross margin decreased by $126 million to $656 million, or 60.9% of segment revenue, in the first nine months of fiscal 2017, compared to $782 million, or 45.8% of segment revenue, in the first nine months of fiscal 2016.
Software & Services
Software & Services segment gross margin increased by $109 million to $390 million, or 80.2% of Software & Services segment revenue, in the first nine months of fiscal 2017, compared to $281 million, or 74.7% of Software & Services segment revenue, in the first nine months of fiscal 2016. The increase was primarily attributable to the reasons specified above, as well as a reduction in infrastructure costs within cost of goods sold.
Mobility Solutions
Mobility Solutions segment gross margin increased by $117 million to $70 million, or 21.4% of Mobility Solutions segment revenue, in the first nine months of fiscal 2017, compared to $(47) million, or (6.8)% of Mobility Solutions segment revenue, in the first nine months of fiscal 2016. The $117 million increase in Mobility Solutions segment gross margin was primarily attributable to a decrease in royalty expense resulting from the Company’s LLA impairment recorded in the first nine months of fiscal 2017 and an increase in the average selling price of hardware.
SAF
SAF segment gross margin decreased by $352 million to $196 million, or 74.2% of SAF segment revenue, in the first nine months of fiscal 2017, compared to $548 million, or 86.2% of SAF segment revenue, in the first nine months of fiscal 2016.
The $352 million decrease in SAF gross margin was primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users (particularly as those users upgrade to BlackBerry devices that do not generate service access fees or switch to a competitor’s device) and a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the nine months ended November 30, 2016, compared to the nine months ended November 28, 2015.

	For the Nine Months Ended
	(in millions)
	November 30, 2016		November 28, 2015		Change
		% of Revenue		% of Revenue		% of Change
Revenue	$1,023		$1,696		$(673)	(39.7%)
Operating expenses
Research and development (1)(2)	$249	24.3%	$361	21.3%	$(112)	(31.0)%
Selling, marketing and administration (1)(2)	416	40.7%	542	32.0%	(126)	(23.2)%
Amortization	141	13.8%	200	11.8%	(59)	(29.5)%
Impairment of goodwill (1)	57	5.6%	—	—%	57	—%
Impairment of long-lived assets (1)	501	49.0%	—	—%	501	—%
Write-down of assets held for sale (1)	165	16.1%	—	—%	165	—%
Debentures fair value adjustment (1)	40	3.9%	(390)	(23.0)%	430	(110.3)%
Total	$1,569	153.4%	$713	42.1%	$856	120.1%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2017 Non-GAAP Adjustments on adjusted operating expenditures in fiscal 2017.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2016 Non-GAAP Adjustments on adjusted operating expenditures in fiscal 2016.
Operating expenses increased by $856 million, or 120.1%, to $1.57 billion or 153.4% of revenue in the first nine months of fiscal 2017, compared to approximately $713 million or 42.1% of revenue in the first nine months of fiscal 2016. The increase was primarily attributable to the impairment of long-lived assets and goodwill, an increase in non-cash charges associated with a change in the fair value of the Debentures and the write-down of assets held for sale not present in the prior year, partially offset by reduced salaries and benefits costs and a decrease in amortization expense. Excluding the impact of the relevant Q3 Fiscal 2017 Non-GAAP Adjustments and Q3 Fiscal 2016 Non-GAAP Adjustments, operating expenses decreased by $265 million due to the reasons discussed below in “Research and Development Expenses”, “Selling, Marketing and Administrative Expenses” and “Amortization Expense”.
Research and Development Expenses
Research and development expenses decreased by $112 million to $249 million, or 24.3% of revenue, in the first nine months of fiscal 2017, compared to $361 million, or 21.3% of revenue, in the first nine months of fiscal 2016. Excluding the impact of the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, research and development expenses decreased by $82 million. The decrease is primarily attributable to reduced salaries and benefits costs, as well as reductions in research costs related to the Mobility Solutions business and outsourcing costs compared to the first nine months of fiscal 2016.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $126 million to $416 million for the first nine months of fiscal 2017 compared to approximately $542 million for the comparable period in fiscal 2016. As a percentage of revenue, selling, marketing and administration expenses increased to 40.7% in the first nine months of fiscal 2017 as compared to 32.0% in the first nine months of fiscal 2016. Excluding the impact of the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, selling marketing and administration expenses decreased by $78 million. The decrease is primarily attributable to reduced marketing and advertising costs, a decrease in facilities costs, a decrease in foreign exchange losses and reduced salaries and benefits costs compared to the first nine months of fiscal 2016.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the nine months ended November 30, 2016 compared to the nine months ended November 28, 2015. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Nine Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	November 30, 2016	November 28, 2015	Change	November 30, 2016	November 28, 2015	Change
Property, plant and equipment	$26	$58	$(32)	$34	$39	$(5)
Intangible assets	115	142	(27)	7	250	(243)
Total	$141	$200	$(59)	$41	$289	$(248)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $59 million to $141 million in the first nine months of fiscal 2017 compared to $200 million for the comparable period in fiscal 2016. The decrease in amortization expense reflects the lower cost base of assets as a result of the RAP and the LLA Impairment Charge.
Excluding the impact of the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, amortization decreased by $105 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $248 million to $41 million in the first nine months of fiscal 2017 compared to $289 million for the comparable period in fiscal 2016. This decrease primarily reflects the lower cost base of assets as a result of the LLA Impairment Charge and patent abandonments during fiscal 2017.
Investment Loss
Investment loss, which includes the interest expense from the Debentures, decreased by $9 million to $35 million in the first nine months of fiscal 2017, from $44 million in the comparable period of fiscal 2016. The decrease is primarily attributable to the lower rate of interest on the 3.75% Debentures relative to the 6% Debentures, partially offset by the recognition of an other-than-temporary impairment on cost-based investments and a lower average cash and investments balance. See “Financial Condition – Liquidity and Capital Resources”.
Income Taxes
For the first nine months of fiscal 2017, the Company’s net effective income tax expense rate was approximately 0%, compared to a net effective income tax recovery rate of approximately 215% for the same period in the prior fiscal year. The Company’s net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the impairment charges and the change in fair value of the Debentures, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net loss for the first nine months of fiscal 2017 was $1.16 billion or $2.21 basic and diluted loss per share on a GAAP basis, reflecting a decrease in net income of $1.19 billion compared to net income of approximately $30 million, or $0.06 basic income per share and $0.46 diluted loss per share in the first nine months of fiscal 2016. Excluding the impact of the relevant Fiscal 2017 Non-GAAP Adjustments and Fiscal 2016 Non-GAAP Adjustments, the Company’s non-GAAP net income for the first nine months of fiscal 2017 was $6 million compared to a non-GAAP net loss of $85 million for the first nine months of fiscal 2016, reflecting a decrease in net loss of $91 million primarily due to a reduction in operating expenditures and an increase in the Company’s gross margin.
Basic and diluted loss per share was $2.21 in the first nine months of fiscal 2017, compared to basic income per share of $0.06 and diluted loss per share of $0.46 in the first nine months of fiscal 2016, due to the reasons noted above.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The weighted average number of shares outstanding was approximately 524 million common shares for basic and diluted loss per share for the nine months ended November 30, 2016, and approximately 527 million common shares for basic earnings per share and approximately 652 million common shares for diluted loss per share for the nine months ended November 28, 2015.
Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended November 30, 2016. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2017			Fiscal Year 2016				Fiscal Year 2015
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue	$289	$334	$400	$464	$548	$490	$658	$660
Gross margin	193	98	154	210	236	185	310	318
Operating expenses	307	453	809	451	340	152	221	424
Income (loss) before income taxes	(118)	(371)	(670)	(256)	(120)	21	73	(1)
Provision for (recovery of) income taxes	(1)	1	—	(18)	(31)	(30)	5	(29)
Net income (loss)	(117)	(372)	$(670)	$(238)	$(89)	$51	$68	$28

Earnings (loss) per share
Basic earnings (loss) per share	$(0.22)	$(0.71)	$(1.28)	$(0.45)	$(0.17)	$0.10	$0.13	$0.05
Diluted earnings (loss) per share	$(0.22)	$(0.71)	$(1.28)	$(0.45)	$(0.17)	$(0.24)	$(0.10)	$0.05

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments decreased by $1.02 billion to approximately $1.61 billion as at November 30, 2016 from approximately $2.62 billion as at February 29, 2016, primarily as a net result of the redemption of the 6% Debentures and issuance of the 3.75% Debentures, lower net income before amortization and net changes in working capital. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at November 30, 2016. The debt redemption and new issuance occurred after the end of the quarter as noted above in “Business Overview”.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	November 30, 2016	February 29, 2016	Change
Cash and cash equivalents	$830	$957	$(127)
Restricted cash and cash equivalents	51	50	1
Short-term investments	459	1,420	(961)
Long-term investments	269	197	72
Cash, cash equivalents, and investments	$1,609	$2,624	$(1,015)
The table below summarizes the current assets, current liabilities, and working capital of the Company as at November 30, 2016 and February 29, 2016:

	As at (in millions)
	November 30, 2016	February 29, 2016	Change
Current assets	$1,746	$3,268	$(1,522)
Current liabilities	644	1,039	(395)
Working capital	$1,102	$2,229	$(1,127)
Current Assets
The decrease in current assets of $1.52 billion at the end of the third quarter of fiscal 2017 from the end of the fourth quarter of fiscal 2016 was primarily due to decreases in short-term investments of $961 million, assets held for sale of $170 million, accounts receivable of $139 million, cash and cash equivalents of $127 million, inventories of $99 million and other current assets of $35 million, partially offset by an increase in income taxes receivable of $19 million.
At November 30, 2016, accounts receivable was $199 million, a decrease of $139 million from February 29, 2016. The decrease reflects the lower revenues recognized in the third quarter of fiscal 2017, as well as a decrease in days sales outstanding to 61 days in the third quarter of fiscal 2017 from 68 days at the end of the fourth quarter of fiscal 2016.
At November 30, 2016, income taxes receivable was $19 million, an increase of $19 million from February 29, 2016. The increase in income tax receivable was due to changes in tax liabilities previously recorded.
At November 30, 2016, inventories were $44 million, a decrease of $99 million from February 29, 2016. The decrease in inventories was primarily due to the write-down of inventories.
At November 30, 2016, other current assets were $67 million, a decrease of $35 million from February 29, 2016. The decrease in other current assets was due to the recognition of previously deferred cost of goods sold, upon recognition of the related deferred revenue.
Current Liabilities
The decrease in current liabilities of $395 million at the end of the third quarter of fiscal 2017 from the end of the fourth quarter of fiscal 2016 was primarily due to a decrease in accounts payable of $171 million, deferred revenue of $120 million and accrued liabilities of $95 million. As at November 30, 2016, deferred revenues were $272 million as at November 30, 2016, reflecting a decrease of $120 million from February 29, 2016, which was primarily attributable to the recognition of devices sold through to end users. Accrued liabilities were $273 million, reflecting a decrease of $95 million from February 29, 2016, which was primarily attributable to decreases in vendor liabilities, restructuring and manufacturing accruals compared to the fourth quarter of fiscal 2016.
Cash flows for the nine months ended November 30, 2016 compared to the nine months ended November 28, 2015 were as follows:

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Nine Months Ended
	(in millions)
	November 30, 2016	November 28, 2015	Change
Net cash flows provided by (used in):
Operating activities	$(242)	$257	$(499)
Investing activities	837	(308)	1,145
Financing activities	(721)	(50)	(671)
Effect of foreign exchange on cash and cash equivalents	(1)	(9)	8
Net increase in cash and cash equivalents	$(127)	$(110)	$(17)
Operating Activities
The decrease in net cash flows provided by operating activities of $499 million for the first nine months of fiscal 2017 primarily reflects the lower amount of net income after adjustments for non-cash items and net changes in working capital.
Investing Activities
During the nine months ended November 30, 2016, cash flows provided by investing activities were $837 million and included cash flows provided by transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $872 million, offset by intangible asset additions of $28 million, acquisitions of property, plant and equipment of $14 million, and business acquisitions, net of cash acquired of $5 million. For the same period in the prior fiscal year, cash flows used in investing activities were $308 million and included cash flows provided by transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $449 million, offset by business acquisitions, net of cash acquired of $689 million, intangible asset additions of $43 million and acquisitions of property, plant and equipment of $25 million. The high proceeds on sale or maturity of short-term and long-term investments was due to the cash required for the redemption of the 6% Debentures.
Financing Activities
The increase in cash flows used in financing activities was $671 million for the first nine months of fiscal 2017 and was primarily a net result of the redemption of the 6% Debentures and issuance of the 3.75% Debentures and payment of contingent consideration from business acquisitions in the first quarter of fiscal 2017.
Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $505 million as at November 30, 2016, including future interest payments of $90 million on the 3.75% Debentures, purchase orders with contract manufacturers in the amount of $35 million, and operating lease obligations of $147 million. The Company also has commitments on account of capital expenditures of approximately $1 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total purchase obligations and commitments as at November 30, 2016 decreased by $355 million as compared to the February 29, 2016 balance of approximately $860 million, which was primarily attributable to decreases in interest payments on the Debentures and purchase orders with contract manufacturers.
Debenture Financing and Other Funding Sources
See Note 9 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $45 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See Note 2 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.
Cash, cash equivalents, and investments were approximately $1.61 billion as at November 30, 2016. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to reallocate resources through the RAP and to attain further cost savings. The Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements,

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff.  Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of November 30, 2016, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made.  See Note 13 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas, as described below:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the third quarter of fiscal 2017 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead were incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At November 30, 2016, approximately 4% of cash and cash equivalents, 31% of accounts receivables and 19% of accounts payable were denominated in foreign currencies (February 29, 2016 – 10%, 30% and 16%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. See Note 4 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 3.75% Debentures as described in Note 9 to the Consolidated Financial Statements with fixed 3.75% interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long-term nature of the outstanding debentures. The fair value of the outstanding debentures fluctuates with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at November 30, 2016 was $11 million (February 29, 2016 - $10 million). The Company also purchases insurance coverage for a portion of its accounts receivable balances. There was no customer that comprised more than 10% of accounts receivable as at November 30, 2016 or February 29, 2016. Additionally, there were no customers that comprised more than 10% of the Company’s revenue in the third quarter of fiscal 2017 or the third quarter of fiscal 2016. During the third quarter of fiscal 2017, the percentage of the Company’s receivable balance that was past due increased by 5.3% compared to the fourth quarter of fiscal 2016. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

challenges in obtaining timely payments from its carrier and distributor partners of receivables exists, particularly given the Company’s recent challenges. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During the nine months ended November 30, 2016 the Company recorded $8 million in other-than-temporary impairment charges related to certain cost-based investments (nine months ended November 28, 2015 - nil)
See Note 4 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.

Changes in Internal Control Over Financial Reporting
During the three months ended November 30, 2016, the Company completed the implementation of an enterprise resource planning system that supports the Company’s focus on software solutions. In connection with the implementation, the Company updated the processes that constitute its internal control over financial reporting, as necessary, to accommodate related changes to its business processes and accounting procedures.
Although the processes that constitute the Company’s internal control over financial reporting have been materially affected by the implementation of this system and will require testing for effectiveness before the end of fiscal 2017, the Company does not believe that the implementation has had or will have a material adverse effect on its internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended November 30, 2016.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2016 and ended on November 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2016

/S/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, STEVEN CAPELLI, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended November 30, 2016.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2016 and ended on November 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2016

/S/ STEVEN CAPELLI
STEVEN CAPELLI
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	December 20, 2016	By:	/S/ STEVEN CAPELLI
Name: Steven Capelli
Title: Chief Financial Officer